Exhibit 99.1

NOTICE OF 2017

ANNUAL GENERAL MEETING

OF SHAREHOLDERS

OF CASCADES INC.

AND MANAGEMENT PROXY CIRCULAR

Our Annual General Meeting of Shareholders will be held at 10:00 a.m., local time, on Wednesday, May 10, 2017 at the Musée d'art contemporain de Montréal, 185 Ste-Catherine Street West, Montréal (Québec).

As a shareholder of Cascades Inc., you may exercise the voting rights attached to your shares by proxy or in person at the Meeting.

Your vote is important.

This document sets forth who is entitled to vote, the matters upon which you will be asked to vote and how to exercise your shareholder voting rights.

Please read it carefully.

The page numbers referenced in this Circular refer to the print copy.

NOTICE OF ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF CASCADES INC.

TO THE SHAREHOLDERS OF CASCADES INC.

Notice is hereby given that the Annual General Meeting of the Shareholders (the “Meeting”) of Cascades Inc. (the “Corporation” or “Cascades”) will be held on Wednesday, May 10, 2017 at the Musée d'art contemporain de Montréal, 185 Ste-Catherine Street West, Montréal (Québec), at 10:00 a.m., local time, for the following purposes:

1.	To receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2016, and the Independent Auditor’s report thereon;

2.	To elect the directors of the Corporation for the ensuing year;

3.	To appoint the Independent Auditor of the Corporation for the ensuing year and authorize the board of directors to fix their remuneration;

4.	To consider and, if deemed advisable, approve, on an advisory basis, a resolution accepting the Corporation's approach to executive compensation;

5.	To consider the shareholder proposal set forth in Schedule A to the Management Proxy Circular; and

6.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the accompanying Management Proxy Circular. Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and deliver the enclosed proxy form to Computershare Investor Services Inc., no later than Monday, May 8, 2017 at 5:00 p.m., local time, in the envelope provided for that purpose.

Kingsey Falls, Québec, March 17, 2017.

By Order of the Board,

/s/ Robert F. Hall

Robert F. Hall

CHIEF LEGAL OFFICER AND CORPORATE SECRETARY

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LETTER TO SHAREHOLDERS

DEAR SHAREHOLDERS,

2016 brought with it both challenges and opportunities. Within the context of fluctuating raw material costs and pricing dynamics, our North American operations executed well, increasing sales over prior year levels. This provided some counterbalance to the challenging market conditions in Europe. Looking ahead to 2017, Cascades remains focused on improving our competitive position through targeted and strategic investments, increasing our operational efficiency and flexibility, and on reinforcing our financial profile.

It is in this context that I invite you, on behalf of the Board of Directors and the Management Team at Cascades, to our Annual General Meeting of Shareholders, which will take place this year at the Musée d'art contemporain de Montréal, in Montréal, on Wednesday, May 10, 2017, at 10 a.m.

Information on the matters to be brought before the Meeting can be found in the enclosed notice of Annual General Meeting and Proxy Circular. The Meeting will give you the opportunity to hear Cascades’ senior management present an overview of 2016, as well as projects on the horizon for 2017.

Finally, because your opinion counts, we invite you to read our annual report and proxy circular, and to vote your shares. We hope that you will join us for this annual event that marks an important moment in our corporate life.

Sincerely,

/s/ Alain Lemaire

Alain Lemaire

EXECUTIVE CHAIR OF THE BOARD OF DIRECTORS

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TABLE OF CONTENTS

SECTION 1 - VOTING INFORMATION		6
1.1	Solicitation of Proxies	6
1.2	Appointment and Revocation of Proxies	6
1.3	Exercise of Discretion by Proxies	6
1.4	Record Date for Notice of Meeting	6
1.5	Voting Shares and Principal Holders	7
1.6	Non-Registered Holders	7

SECTION 2 - BUSINESS OF THE MEETING		9
2.1	Financial Statements	9
2.2	Election of Directors	9
2.2.1	Board Nominees	9
2.2.2	Majority Voting Policy	15
2.2.3	Shareholders Engagement Policy	15
2.2.4	Additional Disclosure Relating to Directors	15
2.2.5	Board Interlocks	16
2.2.6	Directors Attendance Record to Board and Committee Meetings	16
2.3	Appointment of Independent Auditor	17
2.3.1	Auditors' Independence	17
2.3.2	Independent Auditor Fees	17
2.3.3	Policies and Procedures for the Engagement of Audit and Non-Audit Services	17
2.4	Advisory Vote on Executive Compensation	18
2.5	Shareholder Proposal	18

SECTION 3 - STATEMENT OF EXECUTIVE COMPENSATION		19
3.1	Compensation Discussion and Analysis	19
3.1.1	Compensation and the Human Resources Committee	19
3.1.2	Compensation of Named Executive Officers	20
3.1.3	Benchmarking practices	20
3.1.4	Compensation Components	22
3.2	Executive Compensation Summary	27
3.2.1	Summary of Executive Compensation Table	27
3.3	Incentive Plan Awards	29
3.3.1	Outstanding Option-Based Awards and Share-Based Awards	29
3.3.2	Incentive Plan Awards - Value Vested or Earned during the Year	30
3.4	Share Purchase Plan	30
3.5	Retirement Plans	30
3.6	Termination and Change of Control Benefits	33
3.7	Performance Graph	34
3.8	Compensation of Directors	35
3.8.1	Retainer	35
3.8.2	Deferred Share Unit Plan	35
3.8.3	Summary Compensation Table	36

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3.8.4	Incentive Plan Awards - Value Vested or Earned during the Year	36
3.8.5	Incentive Plan Awards - Outstanding Share-Based Awards	37
3.8.6	Securities Authorized for Issuance under Equity Compensation Plans	37

SECTION 4 - OTHER INFORMATION		38
4.1	Interest of Insiders and Other Persons in Material Transactions	38
4.2	Indebtness of Directors and Executive Officers	38
4.3	Corporate Governance	38
4.4	Information on the Audit and Finance Committee	38
4.5	Other Business	39
4.6	Shareholder Proposal	39
4.7	Additional Information	39
4.8	Director Approval	39

SCHEDULE A Shareholder Proposal		41

SCHEDULE B Statement of Corporate Governance Practices		43

SCHEDULE C Charter of the Audit and Finance Committee		51

SCHEDULE D Charter of the Board of Directors		55

SCHEDULE E Mandate of the Chair of the Board of Directors		59

SCHEDULE F Mandate of the Chief Executive Officer		60

SCHEDULE G Description of the responsibilities of the Chairs of the Committees of the Board of Directors		61

SCHEDULE H Mandate of the Lead Director		62

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SECTION 1

VOTING INFORMATION

This management proxy circular (the ''Circular'') is sent in connection with the solicitation of proxies by the management of Cascades Inc. (the ''Corporation'' or ''Cascades''), to be used at the Annual General Meeting of Shareholders of the Corporation or any adjournment thereof (the ''Meeting'') to be held at the time and place and for the purposes set forth in the foregoing Notice of said Meeting (the "Notice of Meeting"). Except as otherwise indicated, the information contained herein is given as of March 17, 2017.

1.1	SOLICITATION OF PROXIES

Proxies in the enclosed form are solicited by the Board of Directors and the management of the Corporation. The solicitation will be principally by mail and the cost of solicitation will be borne by the Corporation.

If you cannot attend the Meeting in person, complete and return the enclosed form of proxy to the transfer agent and registrar, Computershare Investor Services Inc., in Montréal, in the envelope provided. Your proxy must be delivered to Computershare Investor Services Inc., no later than 5:00 p.m., local time, on the second business day preceding the date of the Meeting, or any adjournment thereof, as this will enable your vote to be recorded.

1.2	APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed proxy form are Directors and Officers of the Corporation. A shareholder has the right to appoint another person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting either by inserting the name of his or her chosen representative in the blank space provided in the proxy form or by completing another appropriate proxy form and, in either case, deliver the completed form of proxy to the transfer agent and registrar of the Corporation, Computershare Investor Services Inc., in Montreal, no later than 5:00 p.m., local time, on the second business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used.

A shareholder who has given a proxy may revoke it at any time prior to its use, by means of an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof. Such instrument should be deposited with Computershare Investor Services Inc., at 100 University Avenue, 9th Floor, Toronto (Ontario) M5J 2Y1 not later than 5:00 p.m., local time, on the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

1.3	EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them or, in the absence of such direction, as indicated in the form of proxy. In the absence of such direction, said voting rights will be exercised IN FAVOUR of the election of each of the twelve (12) nominees whose names appear herein under the heading Election of Directors on pages 7 to 11 of this Circular, IN FAVOUR of the appointment of the firm of PricewaterhouseCoopers LLP, Partnership of chartered professional accountants, as Independent Auditor, in accordance with the terms and conditions set out under the heading Appointment of indendent auditor, all as more particularly described on page 13 of this Circular, IN FAVOUR of the advisory resolution accepting the Corporation's approach to executive compensation as described on page 14 of this Circular and AGAINST the shareholder proposal set out in Schedule A to this Circular.

The enclosed form of proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which may properly come before the Meeting (or any adjournment thereof). As of the date of this Circular, Management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting.

1.4	RECORD DATE FOR NOTICE OF MEETING

The Board of Directors has fixed March 17, 2017 as the record date (the "Record Date") for the purpose of determining shareholders entitled to receive the Notice of Meeting.

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1.5	VOTING SHARES AND PRINCIPAL HOLDERS

Holders of Common Shares of the Corporation who are included in the list of shareholders registered at the close of business on March 17, 2017, shall have the right to vote at the Meeting or at any adjournment thereof, except if a shareholder has transferred the ownership of any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands no later than ten (10) days before the Meeting, that his name be included in the list of shareholders having the right to vote at the Meeting, in which case the transferee and not the transferor shall be entitled to vote his shares at the Meeting. Each Common share is entitled to one vote with respect to the matters pertaining to the Meeting.

The Corporation is authorized to issue an unlimited number of common shares. As at March 17, 2017, 94,681,406 common shares (the "Common Shares") were issued and outstanding. If two or more persons holding shares jointly are present, in person or by proxy, at the Meeting, they shall vote as one on the shares jointly held by them.

On March 17, 2017, no person, to the knowledge of the Directors and Officers of the Corporation, beneficially owned, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities, with the exception of the following persons:

SECURITY CLASS	NAME OF BENEFICIAL OWNER	NUMBER OF COMMON SHARES AND NATURE OF OWNERSHIP	PERCENTAGE OF CLASS
Common Shares	Bernard Lemaire	10,774,159 (1)	11.4%
Common Shares	Laurent Lemaire	12,280,747 (1)	13.0%

Common Shares	Letko, Brosseau & Associates Inc. Montréal, Québec	13,406,635 (2)	14.1% (2)

(1)	Held personally or through a wholly-owned holding company.
(2)	Based on the Alternative Monthly Report under Part 4 of NI 62-103 filed with the securities regulatory authorities by Letko, Brosseau and Associates Inc. on April 30, 2016. These shares were acquired in the ordinary course of business and not with the purpose of influencing or changing the control of the Corporation. The percentage is based on the number of the Corporation's common shares issued and outstanding on April 30, 2016.

1.6	NON-REGISTERED HOLDERS

The information set forth in this section is of importance to the shareholders who do not hold their Common Shares of the Corporation in their own name (the “Non-Registered Holders”). Non-Registered Holders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. However, in many cases, Common Shares of the Corporation beneficially owned by a Non-Registered Holder are registered either:

1.	in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or
2.	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, or “CDS”), of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, (“National Instrument 54-101”) of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular, the form of proxy, the Financial Statements including management’s discussion and analysis (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will either:

1.	be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is completed as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Investor Services Inc., as described above;
2.	more typically, be given a voting instruction form, which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form.

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The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solution, Inc. (“Broadridge”). Broadridge typically mails a proxy form to the Non-Registered Holders and asks such Non-Registered Holders to return such proxy form to Broadridge (the Broadridge form also allows completion of the voting instructions form by telephone or by Internet). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at a shareholders’ meeting. A Non-Registered Holder receiving a proxy form from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting, the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Common Shares held by brokers or their agents or nominees can be voted for or against resolutions only upon the instructions of the Non-Registered Holder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker’s clients. The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided, or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies and ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

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SECTION 2

BUSINESS OF THE MEETING

This Circular contains information relating to the receipt of Cascades' consolidated financial statements, the election of directors, the appointment of the Independent Auditor including authorizing the board of directors (the "Board") to fix their remuneration, the approval of an advisory resolution to accept the Corporation's approach to executive compensation and the shareholder proposal submitted by MÉDAC (Mouvement d'éducation et de défense des actionnaires) described in Schedule A to the Circular.

2.1	FINANCIAL STATEMENTS

The audited consolidated financial statements for the year ended December 31, 2016 (Fiscal 2016) and report of the Independent Auditor thereon are included in the Corporation’s 2016 Annual Report. The 2016 Annual Report, in English or French, is available on SEDAR at www.sedar.com or on the Corporation's website at www.cascades.com and will be available at the Meeting.

2.2	ELECTION OF DIRECTORS

2.2.1	BOARD NOMINEES

The process to nominate the Corporation's directors is described under the heading Nomination of Directors in the Statement of Corporate Governance Practices in Schedule B to this Circular. The Board has also adopted a policy on the mandatory retirement age for directors in order to enable it to engage in a thorough succession planning process. This policy is described under the heading Director term limits and other mechanisms of Board renewal in the Statement of Corporate Governance Practices under paragraph 10 in Schedule B to this Circular.

The Board has established twelve (12) as the number of directors to be elected at the Meeting. All of the nominees were elected as directors at last year's annual meeting held on May 5, 2016 by a majority of the votes, save for Ms. Michelle Cormier and Messrs. Martin Couture and Patrick Lemaire, who were appointed on July 22, 2016 by the Board of Directors, in accordance with the Corporation's Articles. If elected, nominees will hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

For each of the twelve (12) nominees proposed by management for election as directors of the Corporation, the following charts set out their name, age and place of residence, their principal occupation, the year in which they first became a director of the Corporation, the number of Common Shares of the Corporation beneficially owned directly or indirectly by each of them or over which they exercise control, their independence status, the number of deferred share units they hold, if the nominee sits on Boards of Directors and committees of other public companies and membership on the committees of the Board of the Corporation. Also disclosed in their respective biographies is a summary of their skills and experience as well as each nominee's current security holdings and their value of at-risk holdings as at December 31, 2016 and the percentage of votes voted in favour of their election at last year's meeting. The information related to the number of shares beneficially owned or over which they exercise control was provided by the respective nominees. As indicated in the attached form of proxy, shareholders may vote for each nominee individually as directors of the Corporation.

The persons named as proxies in the enclosed form of proxy intend to vote the shares represented by such proxy IN FAVOUR of each of the nominees proposed by management, unless the shareholder granting this proxy has indicated that the shares are to be voted otherwise or are not to be voted in respect of the election of directors. Management does not anticipate that any of the proposed nominees will be unable to act as a director. If such becomes the case for any reason whatsoever prior to the Meeting, the persons named as proxies in the enclosed form of proxy reserve the right to vote at their discretion IN FAVOUR of other candidates.

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	Principal occupation :	Executive Chair of the Board
	Committee(s) :	N.A.
2016 Annual Meeting Votes in favour (%) : 95.95

SKILLS AND EXPERIENCE
FORMER PRESIDENT AND CEO / OPERATIONAL KNOWLEDGE OF PULP AND PAPER INDUSTRY / ENVIRONMENT, HEALTH AND SAFETY AND SUSTAINABLE DEVELOPMENT / INTERNATIONAL EXPERIENCE

Alain Lemaire Age 69 Kingsey Falls (Québec) Canada Non-Independent Director since 1967	One of the founders of Cascades, Mr. Lemaire is Executive Chair of the Board of the Corporation. He held the position of President and Chief Executive Officer from 2004 to May 2013. He was Executive Vice-President of the Corporation from 1992 to 2004 and was President and Chief Executive Officer of Norampac Inc., from 1998 to 2004. A former student of the Institut des pâtes et papiers of Trois-Rivières (Québec), he holds an Honorary Doctorate in Business Administration from the University of Sherbrooke (Québec). In 2013, he received an Honorary Doctorate in Civil Law from Bishop's University in Lennoxville (Québec). Mr. Lemaire is an Officer of the Order of Canada and was named a Chevalier de l'Ordre National du Québec in 2015.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2016		DECEMBER 31, 2015		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2016 ($) (5)
SHARES (2)	DSUs (4)	SHARES (2)	DSUs
4,979,516	—	4,969,465	—	10,051	60,252,144

	Principal occupation :	President, Louis Garneau Sports Inc.
	Committee(s) :	Environment, Health and Safety and Sustainable Development (Member)
2016 Annual Meeting Votes in favour (%) : 98.93 SKILLS AND EXPERIENCE PRESIDENT / INTERNATIONAL EXPERIENCE / HUMAN RESOURCES AND COMPENSATION / SALES AND MARKETING

Louis Garneau Age 58 St-Augustin-de-Desmaures (Québec) Canada Independent (1) Director since 1996	Mr. Garneau is President of Louis Garneau Sports Inc., a manufacturer and distributor of sports clothing and accessories throughout the world. He is a member of the Environment, Health and Safety and Sustainable Development Committee. A former international cycle racer, Mr. Garneau participated in the 1984 Olympic Games in Los Angeles. He is a Chevalier de l’Ordre national of Québec and an Officer of the Order of Canada. In June 2007, he was awarded an Honorary Doctorate from the Faculty of Administration of the University of Ottawa. In 2008, he received the “Gloire de l’Escolle” medal as a former graduate having honored Université Laval due to the extent of his professional activities and his contribution to society. In November 2014, he was awarded the Medal of Honour of the National Assembly of Québec. This medal is awarded to public figures who are deserving of recognition by the Members of the Assembly. He was one of the personalities named Grands Québécois 2017 by the Chambre de Commerce et d'industrie de Québec.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2016		DECEMBER 31, 2015		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2016 ($) (5)
SHARES	DSUs (4)	SHARES	DSUs
5,018	51,518	5,018	45,061	6,457	684,086

	Principal occupation :	Director of companies
	Committee(s) :	Environment, Health and Safety and Sustainable Development (Chair) Corporate Governance and Nominating (Member)
2016 Annual Meeting Votes in favour (%) : 99.83

SKILLS AND EXPERIENCE
FORMER PRESIDENT AND CEO / OPERATIONAL KNOWLEDGE OF PULP AND PAPER INDUSTRY / ENVIRONMENT, HEALTH AND SAFETY AND SUSTAINABLE DEVELOPMENT / SALES AND MARKETING

Sylvie Lemaire Âge 54 Otterburn Park (Québec) Canada Non-Independent Director since 1999	Ms. Lemaire is a director of companies. She has held production, research and development and general management positions. She was co-owner of Dismed Inc., a distributor of medical products and Fempro Inc., a manufacturer of absorbent products, where she held the position of President until 2007. She is Chair of the Environment, Health and Safety and Sustainable Development Committee and a member of the Corporate Governance and Nominating Committee. Since June of 2014, Ms. Lemaire is a certified Director of Companies having successfully completed the governance program offered by the Collège des administrateurs de sociétés of Université Laval (Québec). Ms. Lemaire sits on the Boards of Groupe Marcelle Inc., involved in the manufacture of cosmetic products, and Harnois Groupe Pétrolier, wholesaler of gas and propane gas. She holds the degree of Bachelor in Industrial Engineering from the Montréal École polytechnique.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2016		DECEMBER 31, 2015		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2016($) (5)
SHARES (3)	DSUs (4)	SHARES (3)	DSUs
175,287	48,588	175,287	45,061	3,527	2,708,888

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	Principal occupation :	Partner, McCarthy Tétrault
	Committee(s) :	Human Resources (Chair) Corporate Governance and Nominating (Member)
2016 Annual Meeting Votes in favour (%) : 98.73 SKILLS AND EXPERIENCE INTERNATIONAL SENIOR EXECUTIVE / CORPORATE GOVERNANCE / HUMAN RESOURCES AND COMPENSATION / LAW AND CORPORATE FINANCE

David McAusland Age 63 Baie d'Urfé (Québec) Canada Independent (1) Director since 2003	Mr. McAusland is a partner in the law firm of McCarthy Tétrault. From 1999 to February 2008, he held among others, the position of Executive Vice-President, Corporate Development and Chief Legal Officer of Alcan Inc., a large multinational industrial company. He is Chair of the Human Resources Committee and member of the Corporate Governance and Nominating Committee. Mr. McAusland sits on the Boards of Directors of Cogeco Inc., and Cogeco Cable Inc., two companies involved in the communications sector where he is a member of the Corporate Governance Committee and Chair of the Human Resources Committee of both these issuers. He sits on the Board of Directors of Khan Resources Inc., a uranium exploration and development company, where he is a member of the Compensation Committee. He is the Chairman of the Board of Directors of ATS Automation Tooling Systems, a leader in automation manufacturing solutions. As well, he is a director of certain nonprofit organizations and private companies.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2016		DECEMBER 31, 2015		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2016 ($) (5
SHARES	DSUs (4)	SHARES	DSUs
4,000	62,438	4,000	55,838	6,600	803,900

	Principal occupation :	Director of companies
	Committee(s) :	Audit and Finance (Chair) Corporate Governance and Nominating (Member) Lead Director
2016 Annual Meeting Votes in favour (%) : 99.80 SKILLS AND EXPERIENCE SENIOR EXECUTIVE / OPERATIONAL KNOWLEDGE OF PULP AND PAPER INDUSTRY / FINANCE AND ACCOUNTING / CORPORATE GOVERNANCE

Georges Kobrynsky Age 70 Outremont (Québec) Canada Independent (1) Director since 2010	Mr. Kobrynsky is a director of companies. He is Lead Director of the Board of Directors, Chair of the Audit and Finance Committee and member of the Corporate Governance and Nominating Committee. He held the position of Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec from 2005 to 2010. Mr. Kobrynsky has held, for more than 30 years, various senior positions at Domtar Inc., including Senior Vice-President, Pulp and Paper Sales, Marketing and Customer Relations Group from 2001 to 2005 and Senior Vice-President, Communication Papers Division from 1995 to 2001. He sat on the Board of Directors of Norampac Inc., from 1998 to 2006. He holds a Master of Business Administration from McGill University (Québec), a Bachelor’s degree in Forest Engineering from Université Laval (Québec) and a Bachelor of Arts from the Université de Montréal (Québec). He is a member of the Board of Directors of Supremex Inc., a Canadian manufacturer of stock and custom envelopes, and is Chair of the Pension Investment Committee and a member of the Audit and Human Resources Committees.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2016		DECEMBER 31, 2015		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2016 ($) (5)
SHARES	DSUs (4)	SHARES	DSUs
—	26,933	—	21,355	5,578	325,889

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	Principal occupation :	Director
	Committee(s) :	Human Resources (Member) Environment, Health and Safety and Sustainable Development (Member)
2016 Annual Meeting Votes in favour (%) : 97.67

SKILLS AND EXPERIENCE
SENIOR EXECUTIVE / OPERATIONAL KNOWLEDGE OF PULP AND PAPER INDUSTRY / HUMAN RESOURCES AND COMPENSATION / ENVIRONMENT, HEALTH AND SAFETY AND SUSTAINABLE DEVELOPMENT

Élise Pelletier Age 56 Chambly (Québec) Canada Independent (1) Director since 2011	Retired since 2003, Ms. Pelletier accumulated over twenty years of experience within the Corporation, having held the position of Vice-President, Human Resources of the Corporation during the period between 1995 and 1998, and thereafter, the position of Vice-President with Norampac Inc., from 1998 to 2003. She has extensive knowledge of the pulp and paper sector and was a member of the Board of Directors of the Corporation from 1993 to 2001. She is a member of the Human Resources Committee and of the Environment, Health and Safety and Sustainable Development Committee. She holds a Certificate in governance of companies from the Collège des administrateurs de sociétés, Université Laval (Québec). She holds the degree of Bachelor in Industrial Relations from the Université de Montréal (Québec).

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2016		DECEMBER 31, 2015		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2016 ($) (5)
SHARES	DSUs (4)	SHARES	DSUs
1,500	17,032	1,000	13,917	3,615	224,237

	Principal occupation :	President and Chief Executive Officer, The Montreal Port Authority
	Committee(s) :	Audit and Finance (Member) Human Resources (Member)
2016 Annual Meeting Votes in favour (%) : 96.55 SKILLS AND EXPERIENCE PRESIDENT AND CEO / FINANCE AND ACCOUNTING / HUMAN RESOURCES AND COMPENSATION / GOVERNMENTAL AFFAIRS

Sylvie Vachon Age 57 Longueuil (Québec) Canada Independent (1) Director since 2013	Ms. Vachon is President and Chief Executive Officer of The Montreal Port Authority (MPA), an autonomous federal agency since 2009. From 1997 to 2009, she was Vice-President, Administration and Human Resources for the federal agency. She is a member of the Audit and Finance Committee and of the Human Resources Committee of the Corporation. Ms. Vachon is a member of the Board of Directors of Hardware Richelieu Ltd and a member of their Human Resources committee. She is also Chair of the Board of Directors of Cargo Montreal, the logistic and transportation metropolitan cluster. She is a member of the Board of Directors of the Association of Canadian Port Authorities and a governor member of the Conseil patronal de l’environnement du Québec whose mission is to mobilize Québec companies in order to promote their commitment towards environmental protection and the implementation of sustainable development. Ms. Vachon is also a member of the Board of Directors of SODES whose mission is to protect and promote the economic interests of the St. Lawrence maritime community from a sustainable development perspective. She also presides the Board of Directors of the Cercle des présidents (Québec). In 2014, she received the St. Lawrence Award, which is awarded to individuals whose actions have been noteworthy in the marine industry. In 2016, she was awarded the Medal of Honour of the National Assembly of Québec and became a member of the Conseil consultatif sur l’économie et l’innovation of the Québec Government. She holds the degree of Bachelor in Administration, majoring in Human Resources Management from the University of Sherbrooke (Québec).

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2016		DECEMBER 31, 2015		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2016 ($) (5)
SHARES	DSUs (4)	SHARES	DSUs
—	11,222	—	8,183	3,039	135,786

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	Principal occupation :	Business advisor and consultant, Corporate Director
	Committee(s) :	Audit and Finance (Member) Corporate Governance and Nominating (Chair)
2016 Annual Meeting Votes in favour (%) : 96.93 SKILLS AND EXPERIENCE CORPORATE FINANCE / REPORTING AND DISCLOSURE / CORPORATE GOVERNANCE AND SHAREHOLDER ENGAGEMENT / CAPITAL INTENSIVE MANUFACTURING

Laurence G. Sellyn Age 67 Beaconsfield (Québec) Canada Independent (1) Director since 2013	Mr. Sellyn was Executive Vice-President, Chief Financial and Administrative Officer of Gildan Activewear Inc. between April 1999 and August 2015. Prior thereto, he held several senior management positions with well recognized Canadian public companies. From 1992 to 1999, he held the position of Chief Financial Officer and Senior Vice-President of Finance and Corporate Development of Wajax Inc. Mr. Sellyn held successive positions of increasing responsibility at Domtar Inc., including acting as Corporate Controller from 1987 to 1991. Mr. Sellyn is Chair of the Corporate Governance and Nominating Committee, and a member of the Audit and Finance Committee of the Corporation. He is a U.K. Chartered Accountant. He holds a Masters degree in Modern Languages and Literature from Oxford University. Mr. Sellyn is also involved in fundraising for charitable and community activities.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2016		DECEMBER 31, 2015		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2015 ($) (5)
SHARES	DSUs (4)	SHARES	DSUs
25,000	22,436	20,000	16,358	11,078	573,976

	Principal occupation :	President and Chief Executive Officer
	Committee(s) :	N.A.
2016 Annual Meeting Votes in favour (%) : 97.83 SKILLS AND EXPERIENCE PRESIDENT AND CEO / OPERATIONAL KNOWLEDGE OF PULP AND PAPER INDUSTRY / FINANCE AND ACCOUNTING / INTERNATIONAL EXPERIENCE

Mario Plourde Age 55 Kingsey Falls (Québec) Canada Non-Independent Director since 2014	Mr. Plourde is President and Chief Executive Officer of the Corporation since May 2013. He has been in the employ of the Corporation since 1985 and has held several senior management positions such as Vice-President and Chief Operating Officer of Cascades' Specialty Products Group. He was named President of this Group in 2000. In 2011, he was appointed Chief Operating Officer of the Corporation. He joined the Board of Directors of Cascades on November 6, 2014. Mr. Plourde sits on the Board of Directors of Transcontinental Inc., where he is Chair of the Governance Committee and also sits on the Board of Directors of the Fondation Centre de Cancérologie Charles-Bruneau. Actively involved in social and community affairs, he was awarded in 2012, the Prix bâtisseur - Tour CIBC Charles Bruneau, (a foundation for pediatric cancer research). Mr. Plourde holds a Bachelor's degree in Business Administration, majoring in Finance from the Université du Québec in Montréal.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2016		DECEMBER 31, 2015		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2016 ($) (5)
SHARES	DSUs (4)	SHARES	DSUs
126,179	—	115,622	—	10,557	1,526,766

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	Principal occupation :	Consultant, Wynnchurch Capital Canada
	Committee(s) :	Audit and Finance (Member) Human Resources (Member)
2016 Annual Meeting Votes in favour (%) : N.A. SKILLS AND EXPERIENCE SENIOR EXECUTIVE / OPERATIONAL KNOWLEDGE OF PULP AND PAPER INDUSTRY / FINANCIAL EXPERT / HUMAN RESOURCES AND COMPENSATION

Michelle Cormier, CPA,CA Age 60 Montréal (Québec) Canada Independent (1) Director since 2016	A senior-level executive with experience in financial management, strategic consulting as well as corporate financing, turnaround and governance, Michelle Cormier has in-depth knowledge of financial and public markets in Canada and the United States. She is a member of the Audit and Finance committee and a member of the Human Resources committee of the Corporation. Ms. Cormier has been acting as a consultant for Wynnchurch Capital Canada since 2014. She spent 13 years in senior management positions at TNG Capital Inc., and was CFO at a major North American forest products company. She also worked at Alcan Aluminium Limited and Ernst & Young. Gifted with strong leadership skills, Ms. Cormier is a Certified Director of Compagnies and sits on the Boards of Directors of Dorel Industries Inc., Uni-Select Inc. and Champion Iron Ltd.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2016		DECEMBER 31, 2015		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2016 ($) (5)
SHARES	DSUs (4)	SHARES	DSUs
—	2,117	—	—	2,117	25,616

	Principal occupation :	President and Chief Executive Officer, Sanimax Inc. (Canada)
	Committee(s) :	Audit and Finance (Member) Environment, Health and Safety and Sustainable Development (Member)
2016 Annual Meeting Votes in favour (%) : N.A.

SKILLS AND EXPERIENCE
PRESIDENT AND CEO / ENVIRONMENT, HEALTH AND SAFETY AND SUSTAINABLE DEVELOPMENT / ACCOUNTING AND FINANCE / HUMAN RESOUCES AND COMPENSATION

Martin Couture Age 48 Montréal (Québec) Canada Independent (1) Director since 2016	Recipient of a Bachelor's degree in Economics from St. Lawrence University (Canton, New York), Martin Couture is CEO of Sanimax Inc., where he has worked since 1990. He is a member of the Audit and Finance Committee and of the Environment, Health and Safety and Sustainable Development Committee of the Corporation. Combining strong leadership skills with extensive operational experience, Mr. Couture was named one of Canada's "Top 40 under 40," a Caldwell Partners award, in 2007. He received the Ernst & Young Entrepreneur of the Year award in 2008. He is an active member of the National Renderers Association, the professional association of the rendering industry in North America, and has also been deeply involved with the Young Presidents' Organization since 2003.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2016		DECEMBER 31, 2015		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2015 ($) (5)
SHARES (6)	DSUs (4)	SHARES	DSUs
1,600	3,527	1,600	—	3,527	62,037

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	Principal occupation :	President and Chief Executive Officer, Boralex Inc.
	Committee(s) :	N/A
2016 Annual Meeting Votes in favour (%) : N.A. SKILLS AND EXPERIENCE PRESIDENT AND CEO / INTERNATIONAL EXPERIENCE / ACCOUNTING AND FINANCE / MERGERS AND ACQUISITIONS

Patrick Lemaire Age 53 Kingsey Falls (Québec) Canada Non-Independent Director since 2016	Patrick Lemaire has served as President and CEO of Boralex Inc. since September 2006. Over the last decade, he has profoundly transformed the company and helped position it as a renewable energy leader in Canada and France. In 1988, after obtaining his degree in Mechanical Engineering from Université Laval (Québec), he began his career at Cascades. He successively held the positions of project manager, maintenance manager and plant manager in France and the United States. His managerial skills and leadership were then put to use as General Manager of five plants and as Vice-President and Chief Operating Officer in the containerboard packaging sector.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2016		DECEMBER 31, 2015		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2016 ($) (5)
SHARES	DSUs (4)	SHARES	DSUs
6,628	1,465	6,582	—	1,511	97,925

(1)	"Independent" refers to the standards of independence established under Section 1.2 of the Canadian Securities Administrators’ National Instrument 58-101 (Disclosure of Corporate Governance Practices).
(2)	Held directly or indirectly by Gestion Alain Lemaire Inc., of which Alain Lemaire is the sole voting shareholder.
(3)	86,277 shares are held directly or indirectly by Tremer II Inc., a company in which Ms. Lemaire holds a 50% shareholding.
(4)	DSUs are paid annually, as described in section 3.8.2 Deferred Share Unit Plan on page 26 of this Circular. DSUs for 2016 were attributed on January 15, 2017.
(5)	The total value at risk is based on the closing share price of the Common Shares of the Corporation on the Toronto Stock Exchange (TSX) on December 31, 2016 ($12.10).
(6)	Held directly by Placements Martin Couture Inc., of which Martin Couture is the sole voting shareholder.

2.2.2	MAJORITY VOTING POLICY

The majority voting policy applies to this election. Under this policy, a nominee for election as a director who receives a greater number of votes withheld than votes for, with respect to the election of directors by shareholders, will be expected to offer to tender his resignation immediately to the Executive Chair of the Board following the meeting of shareholders at which the director is elected. The Corporate Governance and Nominating Committee will consider such resignation offer and make a recommendation to the Board whether to accept it, absent exceptional circumstances, or not. The Board will make its decision and announce it in a press release within 90 days following the meeting of shareholders with a copy to the Toronto Stock Exchange. The director who offered to tender his resignation shall not take part in any committee or Board deliberations pertaining to the resignation offer. This policy only applies in circumstances involving an uncontested election of directors, namely those where the number of director nominees is the same as the number of directors to be elected to the Board and that no proxy material is circulated in support of one or more nominees other than those presented, as determined by the Board.

2.2.3	SHAREHOLDERS ENGAGEMENT POLICY

The Board believes in the importance of open and constructive dialogue with its shareholders. To facilitate such engagement, the Corporate Governance and Nominating Committee has approved a policy outlining how the Board and Management may communicate with shareholders, and vice-versa, and has recommended its approval to the Board. This policy is available on the Corporation's website at www.cascades.com. Shareholders may communicate with the Board or Committee Chairs through the Corporate Secretary's office, by mail or email, with the mention "confidential", to the contact information provided in section 4.7 Additional Information on page 30 of the present circular.

2.2.4	ADDITIONAL DISCLOSURE RELATING TO DIRECTORS

To the best knowledge of the Corporation, based on the information furnished by the Nominee Directors, no other proposed nominee to the Board of Directors is, as at March 17, 2017, or has been, within 10 years before the date hereof; (a) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of that company; (b) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of that company and which resulted from an event that occurred while that person was acting in such capacity; (c) a director or executive officer of any

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company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (d) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets. Furthermore, to the knowledge of the Corporation, no proposed nominee to the Board of Directors has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether or not to vote for a proposed nominee to the Board of Directors, save for:

i) Laurence G. Sellyn, who was a director of Beyond the Rack Enterprises Inc. (now 7098961 Canada Inc.) which requested protection under the Companies' Creditors Arrangement Act (Canada) on March 24, 2016. Mr. Sellyn is no longer a board member of this company.

2.2.5	BOARD INTERLOCKS

The Board of Directors has reviewed the membership of the proposed nominees to the Corporation’s Board on the boards of other public companies and has determined that none of the nominees sit on the same Board of Directors.

2.2.6	DIRECTORS ATTENDANCE RECORD TO BOARD AND COMMITTEE MEETINGS

The Board has established the following four (4) committees, each with its own written charter and work plan : the Audit and Finance Committee, the Corporate Governance and Nominating Committee, the Human Resources Committee and the Environment, Health and Safety and Sustainable Development Committee. The following table sets forth the attendance of the current Directors at the Board and Committee meetings held during the last fiscal year:

	NUMBER AND PERCENTAGE OF MEETINGS ATTENDED BY A DIRECTOR (1)
DIRECTOR	BOARD OF DIRECTORS		AUDIT AND FINANCE COMMITTEE		CORPORATE GOVERNANCE AND NOMINATING COMMITTEE		HUMAN RESOURCES COMMITTEE		ENVIRONMENT, HEALTH AND SAFETY AND SUSTAINABLE DEVELOPMENT COMMITTEE
	(6 meetings)		(5 meetings)		(5 meetings)		(4 meetings)		(4 meetings)
Laurent Lemaire (2)	1/2	50%
Alain Lemaire	6/6	100%
Louis Garneau	6/6	100%					3/3	100%	1/1	100%
Sylvie Lemaire	6/6	100%			5/5	100%			4/4	100%
David McAusland	6/6	100%	4/4	100%	5/5	100%	4/4	100%
Georges Kobrynsky	5/6	83%	5/5	100%	5/5	100%			3/3	100%
Élise Pelletier	6/6	100%					4/4	100%	4/4	100%
Sylvie Vachon	5/6	83%	1/1	100%			3/4	75%	3/3	100%
Laurence G. Sellyn	6/6	100%	5/5	100%	5/5	100%
Mario Plourde	6/6	100%
Michelle Cormier (3)	4/4	100%	1/1	100%			1/1	100%
Martin Couture (3)	4/4	100%	0/1	—%					1/1	100%
Patrick Lemaire (3)	4/4	100%

(1)	During the fourth quarter of Fiscal 2016, committee memberships were reassigned. Attendance records are based on attendance by members of the committees, at the time of the meetings.
(2)	Mr. Laurent Lemaire did not seek re-election to the Board in 2016 and ceased to be a director on May 5, 2016.
(3)	Michelle Cormier, Martin Couture and Patrick Lemaire were appointed to the Board of directors on July 22, 2016 and were appointed to their respective committees on November 9, 2016.

For the Fiscal year 2016, the total attendance record of Directors was 94% for Board meetings, 83% for Audit and Finance Committee meetings, 100% for Corporate Governance and Nominating Committee meetings, 95% for Human Resources Committee meetings and 100% for the Environment, Health and Safety and Sustainable Development Committee meetings. The attendance rate at Board and Committee meetings attests to the directors' strong commitment to their roles and responsibilities. In addition to attending all meetings of the Board and its Committees on which they sit, directors are invited to attend and, in practice, do attend other Committee meetings of which they are not a member, on a non-voting basis.

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2.3	APPOINTMENT OF INDEPENDENT AUDITOR

At the Meeting, the shareholders will be asked, upon the recommendation of the Audit and Finance Committee and the Board, to appoint the Independent Auditor to hold office until the next annual meeting of shareholders and to authorize the board of directors to fix their remuneration.

The persons named as proxies in the enclosed form of proxy intend to vote the shares represented by such proxy IN FAVOUR of the appointment of PricewaterhouseCoopers LLP, Partnership of chartered professional accountants, as Independent Auditor of the Corporation, to hold office until the next Annual General Meeting of Shareholders, and to authorize the Board of Directors to fix their remuneration unless the shareholder granting the proxy has indicated that the shares are to be voted otherwise.

2.3.1	AUDITORS' INDEPENDENCE

For the financial year ended December 31, 2016, the Corporation's Audit and Finance Committee obtained written confirmation from the Independent Auditor of their independence and objectivity with respect to the Corporation, pursuant to the Code of Ethics of the Québec Order of Chartered Professional Accountants and Rule 3520 on Auditor Independence of the Public Company Accounting Oversight Board.

2.3.2	INDEPENDENT AUDITOR FEES

The Audit and Finance Committee, in accordance with its Charter, approves all audit services provided by the Independent Auditor and determines and approves in advance non audit services provided, in compliance with applicable legal and regulatory requirements.

The following table presents, by category, the fees incurred by the Corporation and paid to PricewaterhouseCoopers LLP, Partnership of Chartered Professional Accountants, in Canadian dollars in the past two fiscal years for various services provided to the Corporation and its subsidiaries:

SERVICES	FEES	DECEMBER 31, 2015	FEES	DECEMBER 31, 2016
Audit Fees (1)	$1,675,465		$1,607,759
Audit-Related Fees (2)	$524,585		$445,473
Tax Fees (3)	$136,247		$210,741
Total	$2,336,297		$2,263,973

(1)	Professional services provided in connection with statutory and regulatory filings and audit of the annual financial statements of the Corporation.
(2)	Professional services provided in connection with auditing as well as consultations on accounting and regulatory matters.
(3)	Professional services mainly for compliance to Income Tax laws.

2.3.3	POLICIES AND PROCEDURES FOR THE ENGAGEMENT OF AUDIT AND NON-AUDIT SERVICES

The Corporation’s Audit and Finance Committee (the “Committee”) has adopted a Pre-approval Policy and Procedures for services provided by the Independent Auditor (the “Policy”) that sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by the Independent Auditor are pre-approved. Under the terms of the Policy, services that involve fees of less than $25,000 up to an annual limit of $50,000 are pre-approved. The Committee has delegated to the Chairman of the Committee pre-approval authority for any services not previously approved by the Committee that involve the payment of unbudgeted fees up to a maximum of $100,000 per mandate. Services that involve fees of more than $100,000 require pre-approval of all members of the Committee.

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2.4	ADVISORY VOTE ON EXECUTIVE COMPENSATION

On March 10, 2016, the Board of Directors of the Corporation approved a say on pay advisory vote policy, which was approved by the shareholders by 97.02% at the May 5, 2016 Annual General Meeting. The purpose of the say on pay advisory vote is to provide shareholders with the opportunity to vote at each annual shareholders meeting on the Corporation's approach to executive compensation, as described in Section 3 Compensation Discussion and Analysis (CD&A) section of this Circular on pages 15 to 28. The CD&A describes the Corporation's approach to executive compensation and the details of the compensation program and practices. This disclosure has been approved by the Board on the recommendation of the Human Resources Committee.

At the Meeting, shareholders will be asked to vote on the following advisory resolution:

"Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the Corporation's approach to executive compensation disclosed in the Circular furnished in advance of the 2017 Annual General Meeting of Shareholders".

The vote being advisory, the results will not be binding on the Board. However, the Board will consider the outcome of the vote when reviewing and approving future executive compensation policies and decisions.

The Board and Management recommend that the shareholders vote FOR the Corporation's approach to executive compensation.

The persons named as proxies in the enclosed form of proxy intend to vote the shares represented by such proxy FOR the Corporation's approach to executive compensation, unless the shareholder granting the proxy has indicated that the shares are to be voted otherwise.

2.5	SHAREHOLDER PROPOSAL

At the Meeting, the shareholders will be asked to vote FOR or AGAINST a shareholder proposal set forth in Schedule A hereto. The Board recommends that the shareholders vote AGAINST the proposal, for the reasons set out in Schedule A.

The persons named as proxies in the enclosed form of proxy or voting information form intend to vote the shares represented by such proxy AGAINST the proposal, unless the shareholder granting the proxy has indicated that the shares are to be voted otherwise.

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SECTION 3

STATEMENT OF EXECUTIVE COMPENSATION

3.1	COMPENSATION DISCUSSION AND ANALYSIS

3.1.1	COMPENSATION AND HUMAN RESOURCES COMMITTEE

a) Human Resources Committee report

The Human Resources Committee (the “Committee”) has approved the contents of Section 3 Statement of Executive Compensation and has recommended its approval to the Board of Directors of the Corporation.

b) Composition

The Committee is composed entirely of independent directors, namely Mr. David McAusland (Chair), Ms. Élise Pelletier, Ms. Sylvie Vachon and Ms. Michelle Cormier. None of the members of the Committee is or has been indebted to the Corporation or any of its subsidiaries or has or has had an interest in a material transaction involving the Corporation. Each of the Committee’s members has direct experience that is relevant to his or her responsibilities in executive compensation, as well as the skills and experience that enable him or her to make decisions on the suitability of the Corporation’s policies and practices taking into account the Corporation's business culture. More specifically, all members either hold or have held executive management positions or directorships in organizations with oversight over human resources functions. In connection with their responsibilities, all members have implemented, managed and/or provided advice on compensation policies and practices, including with respect to wage policies, components of management compensation, succession plans, pension plans, and share-based incentive programs. See section 2.2.1 Board Nominees on pages 7 to 11 of this Circular for the biography of each member of the Committee.

c) Mandate

The Committee’s mandate, amongst others, is to review and make recommendations to the Board of Directors (the “Board”) with respect to the annual compensation for the Executive Chair and the President and Chief Executive Officer. The Committee receives from the President and Chief Executive Officer his evaluation of the attainment by each member of the Management Committee of his or her previously set objectives, as well as his recommendations concerning their compensation. Furthermore, the Executive Chair of the Board submits to the Committee his assessment and recommendation on compensation for the President and Chief Executive Officer. Based on the foregoing and on market data provided by an external firm, the members of the Committee discuss, without the presence of Management, the compensation of executive officers. The Committee also recommends to the Board the overall compensation of the President and Chief Executive Officer and other executives. The Committee reviews practices put in place by the Corporation relating to recruitment, training, professional development and succession of senior management and submits its recommendations to the Board on the appointment of the Chief Executive Officer and other senior executives. It reviews and makes recommendations to the Board with respect to the pertinence and importance of the Long-term Incentive Plan, on the granting and terms and conditions of exercise of stock options and Performance Share Units (PSUs) to those persons eligible in accordance with the Corporation’s Stock Option Plan and Performance Share Unit Plan. In addition, it recommends the appropriate type of compensation for the members of the Board and its Committees. The Committee met 4 times in 2016. The Charter of the Human Resources Committee describing its responsibilities, powers and operation is reviewed annually by the Committee.

d) Executive Compensation - Compensation Advisors

The Committee may, when it considers advisable to do so, retain the services of outside consultants specialized in compensation to assist it in performing its duties. In 2016, management, with the approval of the Committee, retained the services of Mercer, an outside compensation advisor, who has provided consulting services to the Corporation for several years, mainly on matters related to executive and non-executive compensation. More specifically, Mercer reported to the Committee and management, as outside compensation consultant, on compensation policies, including assessing developments in the employment market for senior executives. With the input of Mercer, the Committee reviewed the compensation policy and the competitiveness of each compensation component within a total compensation approach. In Fiscal 2015, fees under the caption "Executive Compensation Related Fees" paid to Mercer were in the amount of $20,000, and fees of $195,288, under the caption "All Other Fees", were paid to Mercer for services related to non-executive compensation, namely the revision of the Short-term Incentive program for both the executive and non-executive employees. In Fiscal 2016, fees under the caption "Executive Compensation Related Fees" paid to Mercer were in the amount of $27,708 and fees of $199,758, under the caption "All Other Fees", were paid to Mercer for services related to non-executive compensation, namely advice and guidance on the dental, life and disability benefits plan offered to employees in the United States.

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e) Risk Oversight

With input from the Corporate Director of Internal Audit, the Committee annually conducts a review and approves the Corporation’s compensation policies and practices, taking into account any associated risks. As further described hereunder, the components of compensation include a base salary, a Short-term Incentive Plan (profit sharing plan), a Long-term Incentive Plan (made up of the Performance Share Unit Plan and the Stock Option Plan) and retirement benefits. In 2016, the Committee reviewed the practices and policies applicable to all employees including the Named Executive Officers (NEOs) and did not identify any risks arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation. The significant risks and uncertainties which could affect the Corporation are disclosed in the Corporation's annual information form and in the management discussion and analysis accompanying the Corporation's annual financial statements.

Insiders are prohibited from purchasing financial instruments relating to the Corporation’s shares.

3.1.2	COMPENSATION OF NAMED EXECUTIVE OFFICERS

This section is intended to provide shareholders of the Corporation with a description of the policies and programs regarding compensation of the NEOs for the financial year ended December 31, 2016. The NEOs are the Executive Chair of the Board, the President and Chief Executive Officer, the Vice-President and Chief Financial Officer, the President and Chief Operating Officer of the Specialty Products Group, a division of Cascades Canada ULC (SPG) and the President and Chief Operating Officer of the Tissue Group, a division of Cascades Canada ULC (Tissue Group). Although this section essentially describes the compensation policies and programs for the NEOs, these programs also apply to the Corporation’s other management personnel. Unless otherwise indicated, the information contained herein is as at December 31, 2016.

Fundamentals behind the Compensation Policy

The Corporation's main goal is to attract and retain within its ranks the talent required to manage its operations in a manner that brings value to the shareholders and the communities where we operate. Over the last three years, Cascades has been reviewing its business processes under the ONE CASCADES program to provide better support to the organization in being more efficient, based on a customer-driven approach. The review of these processes had led to adjustments to the short term incentive program, to align with one of the Corporation's significant management principles: reward the employees based on results for which they are accountable. The plan encourages taking action to provide the most added value to the customer and to maximize Cascades’ overall profitability. Beginning June 2016, the variable pay, which was formerly based on 100% of the profits of the employee’s business unit, is now based 70% on the business unit's profits and 30% on the profits of the business unit’s division.

These changes are aimed at facilitating the client approach but remain based on the Corporation's values. The purpose is to reinforce the culture of the Corporation by integrating financial results and specific expectations in terms of leadership from its managers, measured by the competencies-based approach. To support the change, six (6) strategic axes were developed as well as sought after behavioral competencies. For each of these axes, salaried employees are required to develop measurable objectives for the current year that will support their supervisor's objectives thereby resulting in a better business objectives alignment and influencing their compensation.

In 2016, all salaried employees developed personal objectives, in support of their supervisor's objectives. A mid-year follow-up provided an opportunity for all to make adjustments and realign these objectives, thereby improving the capacity to achieve the Corporation's business objectives. The year's objectives are evaluated using a performance management process that has been designed to take into consideration the employees' capacity to attain both their personal objectives and their behavioral competencies.

Compensation components

Base Salary	Reward individual performance, experience and leadership
Short-term Incentive Plan	Reward individual performance and operational results for business units, divisions or the Corporation
Long-term Incentive Plan	Reward the collective performance as a whole

3.1.3	BENCHMARKING PRACTICES

In Fiscal 2016, with the assistance of Mercer, comparator groups or reference groups were used in the annual cash compensation determination process for the NEOs, save for Alain Lemaire, the Executive Chair of the Board.

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Annual cash compensation indicators (for base salary and short-term incentive plan) extracted from national compensation surveys published by compensation consulting companies, such as the 2015 Mercer Benchmark Database (MBD), were used The annual cash compensation, namely the base salary and the variable compensation for all of the NEOs, save for Alain Lemaire, was benchmarked by the Committee in 2015, against a reference market or “Reference Group”.

The Reference Group for the President and Chief Executive and the Vice-President and Chief Financial Officer consisted of 18 Canadian companies (gas and oil companies were excluded), chosen on the basis of one or more of the following criteria:

•	the companies are listed on a stock exchange;
•	the companies operate their activities on a national or international level;
•	the head office of these companies is located in Québec;
•	these companies have sales ranging from one third to three times Cascades' sales ($3.9B in 2015).

The Committee considers that the aforementioned characteristics that the companies in the reference groups share with the Corporation allow for a better understanding and benchmarking of the competitiveness of remuneration for senior executives.

The companies that form part of the Reference Group include: Domtar Corporation, Resolute Forest Products Inc., Québécor Inc., Transforce Inc., West Fraser Timber Company, Canfor Inc., Jean Coutu Group (PCJ) Inc., Dorel Industries Inc., Transcontinental Inc., CAE Inc., Gildan Activewear Inc., Uni-select Inc., Tembec Inc., Toromont Industries Ltd, CCl Industries Inc., Norbord Inc., Catalyst Paper Corporation and Rona Inc.

In the case of the Presidents and Chief Operating Officers of SPG and the Tissue Group, the reference group includes 16 of the above corporations, but excludes Canfor Corp. and Dorel Industries Inc.

The following graphics illustrate the benchmarking comparison for each NEO, in thousands of dollars.

Mario Plourde	Benchmark

Allan Hogg	Benchmark

21

Luc Langevin	Benchmark

Jean Jobin	Benchmark

Alain Lemaire was appointed Executive Chair on May 9, 2013 and his role over the last few years has generally included the following full-time duties, in addition to his role and responsibilities in respect of the Board of Directors : acting as a mentor to the Corporation's senior executive team and contributing to the creation of a forward-looking leadership environment; providing advice on high value-at-stake operational and technical issues; making himself available as a resource to support the implementation of decisions relating to new or different strategic initiatives; and generally contributing to strategic planning initiatives which are under the direction of the Chief Executive Officer. In 2016, the Human Resources Committee reviewed and adjusted Alain Lemaire's compensation without a search for relevant benchmarks to reflect the ongoing evolution of his role and responsibilities. See table 3.2.1 Summary of Executive Compensation Table on page 21 of this Circular.

3.1.4	COMPENSATION COMPONENTS

Total annual cash compensation

The objective sought is to offer to Executive Officers an total annual cash compensation, composed of a base salary coupled with a short-term incentive plan, positioned at the median of the market for positions with comparable responsibilities.

Base Salary

For the purposes of internal equity, the Executive Officer positions are evaluated and classified in accordance with their responsibilities, required competencies and other specific conditions related to the position. Executive Officer positions are compared to other similar Executive Officer positions within the Reference Group. The salary data is analyzed to establish the median salaries in the market. Base salaries are also determined on the basis of a number of factors, such as the level of responsibilities, the experience of the Executive Officer and his sustained contribution to the success of the Corporation. The base salaries of the NEOs for the fiscal year ended December 31, 2016 were set on February 1, 2016, and remained unchanged throughout the fiscal year. In Fiscal 2016, the salary increases for the NEOs ranged from 2.6% to 14.3%, while the Committee maintained Mr. Lemaire's base salary and slightly reduced his short-term incentive compensation. Mr. Mario Plourde was granted a salary increase of 11.5%, Mr. Allan Hogg was granted a salary increase of 3.4%, Mr. Luc Langevin was granted a salary increase of 2.6% and Mr. Jean Jobin was granted a salary increase of 14.3%.

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Short-term Incentive Plan

The Short-term Incentive Plan entitles the NEOs, as well as other members of senior management and all permanent employees with a year’s seniority to participate in the profit sharing program. They participate in the profit sharing program under the following terms: between November 1st and October 31st of each year, (the “Reference Period”); 1) up to May 31, 2016, the NEOs whose functions are directly related to operations were eligible to receive a bonus based on the operating profit (being net profit before depreciation, taxes and profit sharing) of the business units which are under their supervision. Starting on June 1, 2016, the profit sharing program is based on 70% of the operating profit (being net profit before depreciation, taxes and profit sharing) of the business units which are under their supervision plus 30% on the financial results of all the business units, capped at two times the annual base salary; 2) members of senior management, who have a support function participate in the profit sharing plan and are eligible to receive during the Reference Period a bonus based on the financial results of all of the business units, taking into account their experience, responsibilities and their personal performance, capped at two times the annual base salary. Profit sharing paid to the Executive Chair represents 0.175% (for the period ending April 30, 2016, and 0.15% starting May 1, 2016) of operating profit of all of the operating subsidiaries, divisions and affiliated entities of the Corporation excluding the Boxboard Europe Group’s business units and those of Cascades Recovery Inc., and 0.10% of Greenpac Holding LLC's (Greenpac) operating profits (for the period ending April 30, 2016, and 0.086% starting May 1, 2016), capped at two times his annual base salary. Profit sharing paid to the President and Chief Executive Officer represents 0.25% of operating profit of all of the operating subsidiaries, divisions and affiliated entities of the Corporation, with the exception of Greenpac, for which the percentage is 0.15%, capped at two times his annual base salary. Profit sharing paid to the Vice-President and Chief Financial Officer is constituted of a discretionary amount of $330,000, taking into account his responsibilities and performance capped at two times his annual base salary. Profit sharing paid to the President and Chief Operating Officer of SPG varies between 0.10% and 0.25% of operating profit of the business units for which he is responsible, capped at two times his annual base salary. Profit sharing paid to the President and Chief Operating Officer of the Tissue Group is 0.20% of operating profit of the business units for which he is responsible, capped at two times his annual base salary.

In order to determine the profitability of the business units, their profits are accounted for on a non consolidated basis, unit by unit, month by month during the Reference Period commencing on November 1 and ending on October 31. Certain business units in a start-up or restructuring mode may be excluded from the calculation during the start-up or restructuring period, as the case may be. The profitability of our European operations is excluded from the calculation basis. The entire compensation derived from the Short-term Incentive Plan is based on measures that cannot be disclosed, as in past years, and the Corporation is relying on the serious prejudice exemption available under securities regulations. Indeed, the Corporation does not publicly disclose the profits derived from each of these business units and does not furnish the financial results based on the Reference Period. The Corporation is of the view that disclosure of the information relative to operating profit of its business units would be greatly prejudicial to its interests. Indeed, disclosing these results would allow the Corporation’s competitors to isolate certain data and could harm the Corporation’s products competitive position and negatively affect its financial situation. As well, the percentage of operating profit of each of the units used to determine senior management’s compensation is also confidential and sensitive from a competitive point of view. Its disclosure could provide indications to competitors of the strategic importance of one unit over others in terms of operating profit. Compensation derived from the short-term incentive plan represents 37% of the total cash compensation of Mr. Alain Lemaire, 43% of the total cash compensation of Mr. Mario Plourde, 31% of the total cash compensation of Mr. Allan Hogg, 22% of the total cash compensation of Mr. Luc Langevin and 28% of the total cash compensation of Mr. Jean Jobin.

The Committee is satisfied that the Corporation’s profit sharing plan which reflects a philosophy that has been in place for several years is challenging and effectively encourages senior management’s productivity and aligns their interests with those of the Corporation’s shareholders. When the Committee determines the percentage of the profits of each business unit to be paid to the senior executive, it considers in a discretionary manner, the experience, the responsibilities and the past performance of the executive as well as the number of business units under his or her responsibility. The Committee also ensures that the compensation to be paid is correlative to a high performance on the part of the business units.

Long-term Incentive Plan

The Long-term Incentive Plan is made up of the Stock Option Plan (the “Option Plan”) and the Performance Share Unit Plan (the “PSU Plan”).

a) Performance Share Unit Plan

On February 20, 2013, the Board of Directors of the Corporation (the “Board”), further to a recommendation by the Human Resources Committee, approved the implementation of a Performance Share Unit Plan (“PSU Plan”) which came into effect on April 1, 2013. With the implementation of the PSU Plan, the Corporation reduced the number of option grants under the Option Plan by 50% and replaced the option grants by PSUs. The PSU Plan is intended to allow the Board to grant to selected officers and key employees of the Corporation and its subsidiaries share units in accordance with the terms and conditions of the PSU Plan. The purposes of the PSU Plan are to assist and encourage officers and key employees of the Corporation and its subsidiaries to work towards and participate in the growth and development of the Corporation, to assist the Corporation in attracting, retaining and motivating such officers and key employees, and to align the interests of such officers and key employees with those of the shareholders of the Corporation. The PSU Plan is administered by the Board or, if determined by the Board, by a committee of the Board of Directors. The Board of Directors approves the number of PSUs granted and may amend, suspend or terminate the PSU Plan or any PSUs granted thereunder.

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The number of PSUs attributed is based on a multiple of the base salary. The multiples used for the grant of PSUs in 2016 to the NEOs are as follows: for the Executive Chair, a multiple of 2.00, for the President and Chief Executive Officer, a multiple of 2.00, for the Vice-President and Chief Financial Officer and President and Chief Operating Officer of the Tissue Group, a multiple of 1.30, and for the President and Chief Operating Officer of SPG, a multiple of 1.50.

The Board has the discretion to establish at the time of each grant, within the restrictions set forth in the PSU Plan, the Award Date, the Vesting Date, the performance objectives which must be attained for the PSU Award, or part thereof, to vest, and other particulars applicable to a PSU Award. The Vesting Date of a PSU Award will be determined by the Board at the time of grant. However, the Vesting Date will not be later than the end of the second fiscal year of the Corporation following the year during which such PSU Award is granted.

On the Vesting Date, the number of PSUs forming part of the Award shall be adjusted depending upon the three year average ROCE of the Corporation. Such adjusted number shall be obtained by multiplying the number of PSUs forming part of the Award by the applicable multiplier as described below. For purposes of the PSU Plan, ROCE is defined as capital employed which includes total assets less accounts payable and accrued liabilities. It includes the Corporation's share of capital employed of its core business investments and excludes capital employed attributable to non-controlling interests. Capital employed is calculated on the average of the last four (4) quarters. Return is defined as operating profit less income taxes. It includes the Corporation's share of return from core business investments and excludes return attributable to non-controlling interests. Return also includes dividends from non core business investments. As of December 31, 2016, for those PSUs granted in June 2016 and which will be fully vested in May 2018, the multiplier used was 60% based on a ROCE of 5.5% (as defined below). For those PSUs granted in June 2015 and which will be fully vested in May 2017, the multiplier used was 100% based on a ROCE of 5.0%.

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The applicable multiplier shall correspond to the average ROCE, as determined by the Corporation, for the three calendar years ended before the Vesting Date, based on the following table:

2015 AWARD		2016 AWARD
AVERAGE ROCE	MULTIPLIER	AVERAGE ROCE	MULTIPLIER
3.0%	25%	4.0%	—%
3.5%	45%	4.5%	20%
4.0%	70%	5.0%	40%
4.5%	90%	5.5%	60%
5.0%	100%	6.0%	80%
5.5%	110%	6.5%	100%
6.0%	125%	7.0%	120%
6.5%	150%	7.5%	140%
7.0%	175%	8.0%	160%
8.0%	185%	8.5%	180%
9.0%	200%	9.0%	200%

The Corporation shall pay on the Vesting Date, to the PSU Holder of such vested PSU Award (or, if deceased, his or her legal representatives), an amount in cash equal to the Market Value, calculated as of the fifth Trading Day prior to the Vesting Date, for the Shares represented by such vested PSU Award (or part thereof), subject to any adjustment required.

The PSU Plan is non-dilutive. Payment of PSUs will be made in cash or in Shares purchased from the secondary market, at the option of Cascades, pursuant to the terms and conditions described in the PSU Plan. The PSU Plan will not rely upon shares from treasury, nor are there any corresponding shares reserved in treasury for purposes of the PSU Plan.

Unless otherwise determined by the Board at or after the time of grant: a) where vesting of a PSU Award, or part thereof, is subject to the attainment of performance objectives, such PSU Award, or part thereof, shall expire on the Vesting Date if such performance objectives have not been attained, the whole in accordance with the terms and conditions of the applicable Share Unit Agreement; b) any PSU Award granted to a Participant who ceases to be an officer or employee of Cascades following his or her voluntary termination or dismissal for cause before the vesting of such PSU Award, whether or not such PSU Award is subject to the attainment of performance objectives, shall expire on the Cessation Date; c) in a case where a Participant retires at the age prescribed under the Corporation’s retirement policies or ceases to be an officer or a key employee of the Corporation for a reason other than voluntary termination or dismissal for cause, the Participant shall be entitled to a number of PSUs, pro rated to take into account the number of days worked as an officer or a key employee within the vesting period, the whole subject to the attainment of performance objectives, if applicable. Such PSUs shall be paid forthwith, once the Corporation has determined that the performance objectives of the Participant have been attained, if applicable.

The rights in PSU Awards and PSUs may not be assigned or transferred and PSUs may not be disposed of, sold, pledged, hypothecated or given as security by a Participant. In the case where a Participant dies and a PSU Award is vested at the time of the death, the legal representatives of the Participant shall have the rights of such Participant under the Plan and under the Share Unit Agreement, as applicable. The obligations of a Participant shall be binding upon his or her legal representatives.

On June 1, 2015, the Board of Directors granted 462,644 PSUs vesting on May 31, 2017 to 31 senior executives and key management employees of the Corporation, its subsidiaries, divisions or affiliated companies.

On June 1, 2016, the Board of Directors granted 351,461 PSUs vesting on May 31, 2018 to 32 senior executives and key management employees of the Corporation, its subsidiaries, divisions or affiliated companies.

The details of these awards are shown in in the table 3.2.1 Summary of Executive Compensation Table on page 21 and in table 3.3.1 Outstanding Option-Based Awards and Share-Based Awards table on page 22 of this Circular.

b) Stock Option Plan

The Stock Option Plan enables Officers, including the NEOs, as well as key employees of the Corporation, its subsidiaries, divisions, and affiliated companies to receive options entitling them to acquire Common Shares of the Corporation. In the case of the NEOs as well as for any beneficiary of options, the stock options are awarded in recognition of management competency, effort, performance, and loyalty. The number of options attributed is based on a multiple of the base salary taking into account the acquired experience of the employee, capped at a maximum of two times the base salary for the Executive Chair and the President and Chief Executive Officer, at 1.5 times the base salary for the Group Presidents, and at 1.30 times the base salary for the Chief Financial Officer. This cap is a practice rather than a policy as the Board of Directors may increase or reduce the multiples at its discretion. When new awards occur,

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previous awards are used for reference purposes only and do not bind the Board of Directors. The exercise price for an option will be determined by the Board of Directors at the time of grant and will not be less than market price of the shares at the grant date, calculated as the average of the closing price of the shares on the Toronto Stock Exchange, on the five (5) trading days prior to the grant date.

Pursuant to the terms of the Option Plan, an optionee may exercise an option at any time before its expiration, which date will be no later than 10 years after the date the option is granted. If an option expires during a trading prohibition period or within 10 business days following the last day of the trading prohibition period, the exercise period for the option in question is extended to the end of the tenth business day following the last day of the trading prohibition period. The terms for exercising the options granted are 25% of the number of shares after the 1st anniversary date of grant, and an additional 25% each on the 2nd, 3rd and 4th anniversary date of grant. Unless the Board of Directors decides otherwise, in the event of a Change in Control of the Corporation, all options granted under the Option Plan become exercisable within 60 days of the date of the Change in Control.

Unless the Board of Directors decides otherwise, the options granted under the Option Plan expire at their expiry date or in the event of one of the following situations: a) options will expire immediately upon the optionee ceasing to be an eligible employee as a result of being terminated for cause by the Corporation; b) options will expire before the expiry date pursuant to the following events and in the following manner: i) if an optionee voluntarily terminates his employment, the portion of any option held by such optionee that is exercisable at the date of termination may be exercised by the optionee during a period of 60 days after the date of termination; ii) if an optionee’s employment is terminated by the Corporation but his termination is not deemed a termination for cause, the portion of any option held by such optionee that is exercisable at the date of termination may be exercised by the optionee during a period of 60 days after the date of termination; iii) if an optionee dies or if his employment with the Corporation is terminated due to permanent disability, the portion of any option held by such optionee that is exercisable at the date of his death or at the date of his termination of employment due to permanent disability may be exercised by the optionee or the legal personal representative of the optionee, as the case may be, during a period of 120 days after the death of the optionee or after the date of his termination due to permanent disability; iv) upon retirement, an optionee whose age and years of service total at least 70 years, taking into account only whole years, may exercise the vested portion of an option at the date of termination of employment and the portion of an option to be vested within 2 years following such date within 90 days after the expiration of such 2 year period or prior to the expiration of the original term of the option, whichever occurs first; the options which are not exercisable at the time of the occurrence of any event mentioned in b) hereinabove mentioned, are immediately forfeited upon the optionee ceasing to be an eligible employee.

The Option Plan provides that i) the maximum number of shares that may be reserved for issuance to any one person pursuant to the exercise of options granted under the Option Plan or options under any other share compensation arrangement shall not exceed 5% of the outstanding issue at the time of grant; ii) unless shareholder approval is obtained, the total number of shares reserved for issuance to insiders pursuant to the exercise of options under the Option Plan and pursuant to other share compensation arrangements shall not exceed 10% of the outstanding issue; iii) the number of shares issued under the Option Plan and other share compensation arrangements in a one year period shall not exceed a) 10% of the outstanding issue, in the case of shares issued to insiders, or b) 5% of the outstanding issue, in the case of shares issued to any one insider and related persons. The Board of Directors may amend, suspend or terminate the Option Plan or any option granted thereunder at any time, provided that such actions may be taken: a) without obtaining any required regulatory approval, including the approval of the stock exchanges upon which the shares are then listed or, if required by such regulatory approval, any shareholder approval; b) do not alter or impair any rights of an optionee under options previously granted without the prior consent of the optionee. The Board of Directors may make the following amendments with the approval of the regulatory authorities and the shareholders: i) any increase in the maximum number of shares issuable under the Option Plan (except for any amendment resulting from a share split, a consolidation or any other similar operation) including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage; ii) any amendment to the method of determining the purchase price (subscription price or exercise price) of each share covered by an option granted pursuant to the Option Plan; iii) any extension to the term of an option held by an optionee beyond the original expiry date in the circumstances described above, iv) the addition of any form of financial assistance and any amendment to a financial assistance program which is more favorable to participants. In addition, on April 29, 2013, the Board of Directors of the Corporation approved certain amendments to the Corporation’s Option Plan. In accordance with recommendation 613 (i) (v) of the TSX Company Manual regarding amendments to an amending provision, the Board of Directors of the Corporation will need the approval of regulatory authorities and shareholders before making the following amendments to the Option Plan: (i) any increase in the limits set forth in article 3.8 of the Option Plan (pertaining to the issuance of shares); (ii) any change to the Option Plan which would allow non-employee directors to participate in the Option Plan; (iii) any amendment which would permit any option granted under the Option Plan to be transferable or assignable other than by will or pursuant to the laws of succession; and (iv) any amendment to the amendment provisions of the Option Plan. Furthermore, the Option Plan was amended to prevent the granting of options to non-employee directors under the Option Plan.

Other than as aforesaid, with respect to any other amendments, including the following amendments, the approval of the shareholders will not be required: i) any amendment to the eligibility for participation in the Option Plan and limitations or conditions on participation in the Option Plan; ii) any amendment to the terms relating to the grant or exercise of options, including, but not limited to, the terms relating to the amount and payment of the exercise price (other than a reduction in the option price), vesting, expiry, adjustment of options, any amendment to the termination provisions of an option or the Option Plan; iii) any change that is necessary or desirable to comply with applicable laws, rules or regulation of any governmental entity, agency, department or authority or any applicable stock exchange; iv) any correction or rectification of any ambiguity, defective provision, error or omission in the Option Plan or in any option; v) any amendment of the terms relating to the administration of the Option Plan; and vi) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Option Plan reserve. The Corporate Secretary may determine, from time to

26

time, the manner in which an option may be exercised, including by way of processes administered by the Corporation or by third parties mandated by the Corporation. Options may be exercised only by the optionee and are not assignable.

On June 1, 2015, the Board of Directors granted options to 31 senior executives and key management employees of the Corporation, its subsidiaries, divisions or affiliated companies, giving them the opportunity to purchase collectively 462,644 Common Shares at the exercise price of $7.66 per share expiring on May 31, 2025, representing 0.5% of the 95,310,923 Common Shares outstanding as at December 31, 2015.

On June 1, 2016, the Board of Directors granted options to 32 senior executives and key management employees of the Corporation, its subsidiaries, divisions or affiliated companies, giving them the opportunity to purchase collectively 351,461 Common Shares at the exercise price of $9.75 per share expiring on May 31, 2026, representing 0.37% of the 94,526,516 Common Shares outstanding as at December 31, 2016.

Ownership Guidelines

To further align the interests of senior management with those of shareholders, the Corporation expects executives who participate in the Long-term Incentive Plan to accumulate and retain shares. Members of senior management who are granted options annually are required to hold shares of the Corporation in an amount equal to their annual base salary. Members of senior management who do not hold the minimal amount of shares must purchase annually shares in an amount at least equal to 5% of their annual base salary. All of the NEOs have satisfied the share ownership guidelines.

Benefits and Perquisites

The Corporation’s employee benefit program offered to all employees including members of senior management includes life, medical, dental and disability insurance. Benefits and perquisites provided to senior management reflect competitive practices.

3.2	EXECUTIVE COMPENSATION SUMMARY

3.2.1	SUMMARY OF EXECUTIVE COMPENSATION TABLE

The following table sets forth the total executive compensation paid to the NEOs of the Corporation or of one of its subsidiaries for the fiscal years ended December 31, 2016, 2015 and 2014.

NAME AND PRINCIPAL POSITION	YEAR	SALARY	SHARE-BASED AWARDS ($)	OPTION-BASED AWARDS ($) (3) (4)	NON-EQUITY ANNUAL INCENTIVE PLAN COMPENSATION ($)(5)	PENSION VALUE ($) (6)	ALL OTHER COMPENSATION ($) (7)	TOTAL COMPENSATION ($)
Alain Lemaire Executive Chair of the Board	2016	520,000	522,503 (1)	147,373	744,691	25,370	54,610 (8)	2,014,547
	2015	522,500	571,497 (2)	152,946	794,957	24,930	68,048	2,134,878
	2014	571,500	598,001	247,043	615,942	24,270	52,002	2,108,758
Mario Plourde President and Chief Executive Officer	2016	745,000	671,005 (1)	189,258	1,301,216	144,903	—	3,051,382
	2015	671,000	620,996 (2)	166,194	1,210,801	130,510	—	2,799,501
	2014	621,000	559,248	231,034	779,178	120,785	—	2,311,245
Allan Hogg Vice-President and Chief Financial Officer	2016	388,500	243,263 (1)	68,613	330,333	47,591	—	1,078,300
	2015	374,250	225,939 (2)	60,467	285,000	45,846	15,000 (9)	1,006,502
	2014	347,600	205,174	84,760	180,000	42,581	—	860,115
Luc Langevin President and Chief Operating Officer of SPG	2016	398,832	289,877 (1)	81,760	226,552	50,851	—	1,047,872
	2015	386,500	264,676 (2)	70,834	186,124	47,346	—	955,480
	2014	352,900	223,547	92,350	262,889	43,230	—	974,916
Jean Jobin President and Chief Operating Officer of the Tissue Group	2016	395,174	235,297 (1)	66,366	293,882	44,457	—	1,035,176
	2015	362,000	162,100 (2)	43,382	185,647	47,350	—	800,479
	2014	294,735	127,362	52,615	135,722	21,368	—	631,802

(1)	Equals the number of PSUs granted multiplied by the average closing price of the Common shares on the Toronto Stock Exchange (TSX) on the five days prior to the grant date of June 1, 2016 ($9.75). This amount does not constitute a cash amount received by the NEO.
(2)	Equals the number of PSUs granted multiplied by the average closing price of the Common Shares on the Toronto Stock Exchange (TSX) on the five days prior to the grant date of June 1, 2015 ($7.66). This amount does not constitute a cash amount received by the NEO.
(3)	For additional information, refer to the heading Long-term Incentive Plan on pages 18 to 21 of this Circular.
(4)	The fair value of the options granted on the date of grant is determined by multiplying the number of options granted by the value established according to the Black-Scholes-Merton model, a well-known method, accounting for the following assumptions:
(i)	Risk-free rate: 1.04%
(ii)	Dividend rate: 1.58%

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(iii)	Volatility in market price of the shares: 31%
(iv)	Expected lifetime: 6 years
(v)	Fair value per option: $2.75
(5)	For additional information, refer to the heading Short-term Incentive Plan on page 18 of this Circular.
(6)	The amounts reflected in the table represent the Corporation’s contribution only. For additional information refer to the heading 3.5 Retirement Plans on page 23 of this Circular.
(7)	Perquisites have not been included, as they do not reach the prescribed threshold of $50,000 or 10% of the base salary for fiscal 2016, save for Alain Lemaire.
(8)	This includes an amount of $50,373 allocated in 2016 towards the maintenance of his private property in Kingsey Falls.
(9)	This amount represents a bonus paid to Mr. Hogg in relation to the One Cascades project.

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3.3	INCENTIVE PLAN AWARDS

3.3.1	OUTSTANDING OPTION-BASED AWARDS AND SHARE-BASED AWARDS

The following table sets forth, for each NEO, all the option-based grants and share-based grants outstanding at the end of Fiscal 2016.

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS	OPTION EXERCISE PRICE	OPTION EXPIRATION	VALUE OF UNEXERCISED IN- THE-MONEY OPTIONS (1)	NUMBER OF SHARE- BASED AWARDS THAT HAVE NOT VESTED (2)	VESTING	MARKET OR PAYOUT VALUE OF SHARE- BASED AWARDS THAT HAVE NOT VESTED	MARKET OR PAYOUT VALUE OF VESTED SHARE- BASED AWARDS NOT PAID OR DISTRIBUTED
NAME	(NUMBER)	($)	DATE	($)	(NUMBER)	DATE	($)	($)
Alain Lemaire	79,121	11.83	May 8, 2017	21,363	—		—	—
	124,507	7.81	May 6, 2018	534,135	—		—	—
	440,175	3.92	March 31, 2019	3,600,632	—		—	—
	156,081	6.43	May 31, 2020	884,979	—		—	—
	174,441	6.26	June 27, 2021	1,018,735	—		—	—
	256,502	4.46	May 31, 2022	1,959,675	—		—	—
	114,005	5.18	June 2, 2023	788,915	—		—	—
	98,033	6.10	June 5, 2024	588,198	—		—	—
	74,608	7.66	May 31, 2025	331,260	74,608	May 31, 2017	902,757	—
	53,590	9.75	May 31, 2026	125,937	53,590	May 31, 2018	648,439	—
Mario Plourde	37,582	11.83	May 8, 2017	10,147	—		—	—
	59,923	7.81	May 6, 2018	257,070	—		—	—
	168,947	3.92	March 31, 2019	1,381,986	—		—	—
	80,062	6.43	May 31, 2020	453,952	—		—	—
	87,220	6.26	June 27, 2021	509,365	—		—	—
	166,143	4.46	May 31, 2022	1,269,333	—		—	—
	87,551	5.18	June 2, 2023	605,853	—		—	—
	91,680	6.10	June 5, 2024	550,080	—		—	—
	81,070	7.66	May 31, 2025	359,951	81,070	May 31, 2017	980,947	—
	68,821	9.75	May 31, 2026	161,729	68,821	May 31, 2018	832,734	—
Allan Hogg	5,495	11.83	May 8, 2017	1,484	—		—	—
	8,822	7.81	May 6, 2018	37,846	—		—	—
	—	3.92	March 31, 2019	—	—		—	—
	25,879	6.43	May 31, 2020	146,734	—		—	—
	39,872	6.26	June 27, 2021	232,852	—		—	—
	61,794	4.46	May 31, 2022	472,106	—		—	—
	33,877	5.18	June 2, 2023	234,429	—		—	—
	33,635	6.10	June 5, 2024	201,810	—		—	—
	29,496	7.66	May 31, 2025	130,962	29,496	May 31, 2017	356,902	—
	24,950	9.75	May 31, 2026	58,633	24,950	May 31, 2018	301,895	—
Luc Langevin	5,011	11.83	May 8, 2017	1,353	—		—	—
	7,936	7.81	May 6, 2018	34,045	—		—	—
	—	2.28	March 31, 2019	—	—		—	—
	—	6.43	May 31, 2020	—	—		—	—
	—	6.26	June 27, 2021	—	—	—	—	—
	12,922	6.26	August 25, 2021	75,464	—		—	—
	58,296	4.46	May 31, 2022	445,381	—		—	—
	34,783	5.18	June 2, 2023	240,698	—		—	—
	36,647	6.10	June 5, 2024	219,882	—		—	—
	34,553	7.66	May 31, 2025	153,415	34,553	May 31, 2017	418,091	—
	29,731	9.75	May 31, 2025	69,868	29,731	May 31, 2018	359,745	—
Jean Jobin	2,747	11.83	May 8, 2017	742	—		—	—
	4,161	7.81	May 6, 2018	17,851	—		—	—
	—	2.28	March 31, 2019	—	—		—	—

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	OPTION-BASED AWARDS				SHARE-BASED AWARDS
	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS	OPTION EXERCISE PRICE	OPTION EXPIRATION	VALUE OF UNEXERCISED IN- THE-MONEY OPTIONS (1)	NUMBER OF SHARE- BASED AWARDS THAT HAVE NOT VESTED (2)	VESTING	MARKET OR PAYOUT VALUE OF SHARE- BASED AWARDS THAT HAVE NOT VESTED	MARKET OR PAYOUT VALUE OF VESTED SHARE- BASED AWARDS NOT PAID OR DISTRIBUTED
NAME	(NUMBER)	($)	DATE	($)	(NUMBER)	DATE	($)	($)
	—	6.43	May 31, 2020	—	—		—	—
	—	6.26	June 27, 2021	—	—		—	—
	—	4.46	May 31, 2022	—	—		—	—
	4,213	5.18	June 2, 2023	29,154	—		—	—
	10,440	6.10	June 5, 2024	62,640	—		—	—
	15,871	7.66	May 31, 2025	70,467	21,162	May 31, 2017	256,060	—
	24,133	9.75	May 31, 2026	56,713	24,133	May 31, 2018	292,009	—

(1)	The value of unexercised in the money options is equal to the difference between the exercise price of the options and the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2016, namely $12.10. Any actual gain, if any, realized upon exercise, will depend on the value of the Common Shares at the option exercise date. Refer to the heading Long-term Incentive Plan on pages 18 to 21 of this Circular.
(2)	Number of PSUs which the NEO may be entitled to is based on the achievement of ROCE targets at the end of fiscal 2017 and 2018. The PSUs are subject to different payouts depending on the applicable multiplier. The amount disclosed is based on the minimum payout as if it had vested on December 31, 2016. Refer to the heading Long-term Incentive Plan on pages 18 to 21 of this Circular.

3.3.2	INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth, for each NEO, the value vested for all grants and the bonus payout during Fiscal 2016.

NAME	OPTION AWARDS-VALUE VESTED DURING THE YEAR ($) (1)	SHARE AWARDS - VALUE VESTED DURING THE YEAR ($) (2)	NON-EQUITY INCENTIVE PLAN COMPENSATION - PAYOUT DURING THE YEAR ($) (3)
Alain Lemaire	749,671	879,653	744,691
Mario Plourde	460,472	822,645	1,301,216
Allan Hogg	172,019	301,812	330,333
Luc Langevin	174,049	328,831	226,552
Jean Jobin	76,518	187,346	293,882

(1)	The amount represents the estimated value if the options had been exercised on the vesting date, namely, the difference between the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2016 ($12.10) and the exercise price on such vesting date.
(2)	Refer to the heading Performance Share Unit Plan on page 18 of this Circular.
(3)	Refer to the heading Short-term Incentive Plan on page 18 of this Circular.

3.4	SHARE PURCHASE PLAN

The Corporation offers to its Canadian employees, including the NEOs, a share purchase plan of its common stock. Members of Senior Management can contribute, on a voluntary basis, up to a maximum of 10% of their salary and other employees can contribute, on a voluntary basis, up to a maximum of 5% of their salary and, if certain conditions are met, the Corporation will contribute to the plan 25% of the employee’s and NEOs contribution. The shares are purchased on the market on a predetermined date each month.

3.5	RETIREMENT PLANS

Pension Plan - Mario Plourde

Mario Plourde participates in the Retirement Plan for Executives of Cascades Inc. This defined contribution pension plan was established on April 1, 2010 to enable members of senior management to accumulate capital for retirement. The Corporation contributes 13.50% of the employee’s base salary and contributes a certain percentage between 0% and 3% of the base salary depending on Cascades’ profitability in the prior year. In addition, as Mario Plourde has been a member of senior management since 1997, the Corporation contributes 4.95% of his base salary until age 60.

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The employer’s contributions to the registered retirement pension plan are subject to the maximum amount allowed by the Income Tax Act (Canada) and the surplus is paid into an individual unregistered supplemental retirement plan. The employees choose to invest their contributions and the employer’s contributions in investment funds available.

Additionally, some employees in specific business units hired prior to 1995 are entitled to receive upon their retirement on or after the age of 57, a retirement allowance. Based on his date of hire, Mr. Plourde’s retirement allowance will be between 2% and 2.5% of his base salary the year prior to retirement multiplied by his years of service. In the event of retirement on December 31, 2016, taking into account his years of service and eligibility, Mario Plourde would have been entitled to receive a retirement allowance in the amount of $537,800.

Pension Plan - Allan Hogg

Allan Hogg participates in the Retirement Plan for Executives of Cascades Inc. This defined contribution pension plan was established on April 1, 2010 to enable members of senior management to accumulate capital for retirement. The Corporation contributes 11.25% of the employee’s base salary and contributes a certain percentage between 0% and 3% of the base salary depending on Cascades’ profitability in the prior year.

The employer’s contributions to the registered retirement pension plan are subject to the maximum amount allowed by the Income Tax Act (Canada) and the surplus is paid into an individual unregistered supplemental retirement plan. The employees choose to invest their contributions and the employer’s contributions in investment funds available.

Additionally, some employees in specific business units hired prior to 1995 are entitled to receive upon their retirement on or after age 57, a retirement allowance. Based on his date of hire, Mr. Hogg’s retirement allowance will be between 1.75% and 2.5% of his base salary the year prior to retirement multiplied by his years of service. In the event of retirement on December 31, 2016, taking into account his years of service and eligibility, Allan Hogg would have been entitled to receive a retirement allowance in the amount of $212,300.

Pension Plan - Luc Langevin

Luc Langevin participates in the Retirement Plan for Executives of Cascades Inc. This defined contribution pension plan was established on April 1, 2010 to enable members of senior management to accumulate capital for retirement. The Corporation contributes 11.25% of the employee’s base salary and in addition contributes a certain percentage between 0% and 3% of the base salary depending on Cascades’ profitability in the prior year.

The employer’s contributions to the registered retirement plan are subject to the maximum amount allowed by the Income Tax Act (Canada) and the surplus is paid into an individual unregistered supplemental retirement plan. The employees choose to invest their contributions and the employer’s contributions in investment funds available.

Additionally, some employees in specific business units are entitled to receive upon their retirement on or after age 57, a retirement allowance. Based on his date of hire, Mr. Langevin’s retirement allowance will be 1 % of his base salary the year prior to retirement multiplied by his years of service accumulated on December 31, 2002. In the event of retirement on December 31, 2016, taking into account his years of service and eligibility, Luc Langevin would have been entitled to receive a retirement allowance in the amount of $29,100.

Pension Plan - Jean Jobin

Jean Jobin participates in the Retirement Plan for Executives of Cascades Inc. This defined contribution pension plan was established on April 1, 2010 to enable members of senior management to accumulate capital for retirement. The Corporation contributes 11.25% of the employee’s base salary and in addition contributes a certain percentage between 0% and 3% of the base salary depending on Cascades’ profitability in the prior year.

The employer’s contributions to the registered retirement plan are subject to the maximum amount allowed by the Income Tax Act (Canada) and the surplus is paid into an individual unregistered supplemental retirement plan. The employees choose to invest their contributions and the employer’s contributions in investment funds available.

Additionally, some employees in specific business units are entitled to receive upon their retirement on or after age 57, a retirement allowance. Based on his date of hire, Mr. Jobin’s retirement allowance will be 1 % of his base salary the year prior to retirement multiplied by his years of service accumulated on December 31, 2002. In the event of retirement on December 31, 2016, taking into account his years of service and eligibility, Jean Jobin would have been entitled to receive a retirement allowance in the amount of $41,200.

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Retirement Plan for Alain Lemaire

A separate Group Retirement Savings Plan was established for Alain Lemaire. The Corporation’s contribution represents the maximum amounts allowed by the Income Tax Act (Canada), namely, $25,370 in 2016. He chooses to invest his contribution and the employer's with the brokerage firm of his choice.

In August 2010, a new individual unregistered unfunded supplementary retirement plan in the form of a monthly pension was put in place for Mr. Alain Lemaire, one of the founders of Cascades. He will receive an annual pension equal to 70% of his average salary calculated on the best three years including a disbursement of 50% of the Short-term Incentive Plan (Profit Sharing Plan) at age 70. This pension will be indexed at 50% of the Consumer Price Index and will be reversible at 60% to his spouse in the event of death. In the event of retirement on December 31, 2016, Alain Lemaire would have been entitled to receive an annual pension in the amount of $660,012 payable at age 70.

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Defined Benefit Plan Table

The following table sets forth the accrued value of the retirement plan for Alain Lemaire at the beginning and at the end of fiscal year 2016.

NAME	NUMBER OF YEARS CREDITED SERVICES (#)	ANNUAL BENEFITS PAYABLE ($)		OPENING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION ($)	COMPENSATORY CHANGE ($)	NON- COMPENSATORY CHANGE ($)	CLOSING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION ($)
		AT YEAR END	AT AGE 70
Alain Lemaire	49.13	660,012	660,012	9,888,000	—	652,000	10,540,000

Defined Contribution Plan Table

The following table sets forth the accrued value of the retirement plans for Alain Lemaire, Mario Plourde, Allan Hogg, Luc Langevin and Jean Jobin at the beginning and at the end of fiscal year 2016:

NAME	ACCUMULATED VALUE AT START OF YEAR ($)	COMPENSATORY ($)	ACCUMULATED VALUE AT YEAR END ($)
Alain Lemaire	1,382,201	25,400	1,534,600
Mario Plourde	1,192,200	144,900	1,424,500
Allan Hogg	580,100	47,600	675,100
Luc Langevin	512,700	44,500	602,700
Jean Jobin	342,700	50,400	414,600

3.6	TERMINATION, AND CHANGE OF CONTROL BENEFITS

Mario Plourde, Allan Hogg, Luc Langevin and Jean Jobin have each entered into employment contracts which have an indefinite term providing for payments or specific benefits in the event of a change of control or termination of employment. Alain Lemaire has not entered into an employment contract. The employment contracts stipulate that should the Corporation terminate their employment (other than for cause or further to their disability or death) or in the event of a change of control (as defined in the contracts) or should they terminate their employment for “Good Reason” (as defined in the contracts) which includes retirement on or after the age of 57, or after 35 years of service, they would be entitled to receive severance pay or a retirement allowance as the case may be, following the termination of employment of an amount equal to 24 months of their base salary as well as an amount equal to 24 months of the profit sharing plan calculated on the basis of the average monthly amount paid to them during the 24 months preceding the date of termination of employment; these amounts are payable in 24 monthly installments beginning on the first day of the month following the date of termination of employment. Health and dental insurance coverage will be continued for 24 months. In the event of a change of control, if the NEOs do not receive a notice from the new employer within fifteen days of an event of change of control to the effect that their employment is continued under the same terms and conditions as provided in the employment contract and without any modifications to their responsibilities, compensation, role or function within senior management of the Corporation or if the NEOs have reason to believe that a change in control would place their employment at risk, they have the right to terminate their employment contract by providing written notice to that effect in which case, they would be entitled to receive severance pay as described above. With respect to retirement allowances, refer to the heading 3.5 Retirement Plans on page 23 of this Circular. The employment contracts also include a non-compete clause for a period of 24 months following the date of termination of their employment, as well as a confidentiality clause.

The following table provides the total value of all severance, incremental payments, payables and any other termination benefits that would have been paid to each NEO, had employment been terminated at the end of the most recently completed financial year:

NAME	SALARY ($)	SHORT-TERM INCENTIVE PLAN ($)	RETIREMENT ALLOWANCE ($)	TOTAL ($)
Mario Plourde	1,508,000	2,512,017	537,800	4,557,817
Allan Hogg	780,000	615,333	212,300	1,607,633
Luc Langevin	799,968	362,676	29,100	1,191,744
Jean Jobin	799,968	479,529	41,200	1,320,697

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3.7       PERFORMANCE GRAPH

The following graph compares the cumulative shareholder return on $100 investment in shares of the Corporation for the five most recent financial years commencing December 31, 2011, with a cumulative total shareholder return on the S&P/TSX Composite Index for the same period assuming reinvestment of all dividends. Cascades paid quarterly dividends of $0.04 during the period in question.

Total cumulative return over five years

Investment of $100 made on December 31, 2011

(1) Compound annual return over 5 years

Compound annual return over 5 years

In 2012, Cascades’ stock generally underperformed compared to the reference index due to lower results caused by the significant appreciation of the Canadian dollar, the rise of raw material costs and subpar productivity levels. In 2013, however, Cascades' share total return increased by approximately 73% due to better results compared to 2012, positive perspectives following the start-up of the new Greenpac containerboard facility and a falling Canadian dollar. In 2014, Cascades' share total return was impacted by the volatility of the financial markets and the ongoing implementation of our strategic plan namely the sale of assets and the closure of two mills. For these reasons, the total return amounted to approximately 5%. In 2015, Cascades' share price posted a total return of approximately 84%, thereby overperforming the reference index. This significant increase was mainly driven by the improvement of its financial results and the Corporation's positive outlook as a result of a weak Canadian dollar, lower raw material costs, robust demand for its main products and improved productivity. In 2016, lower containerboard prices and higher raw material costs and corporate costs negatively impacted the financial results of the Corporation, resulting in Cascades' stock to underperform the reference index.

The compound annual return of Cascades’ stock over the past 5 years amounted to 25.3% compared to 8.2% for the S&P/TSX Composite index. Hence a $100 investment in shares of the Corporation made on December 31, 2011 would have amounted to $309.41 as at December 31, 2016. The same amount would have amounted to $148.64 for the reference index for the same period.

During the same five (5) year period, total compensation received by the NEOs increased globally at a compound annual growth rate of 13%

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3.8	COMPENSATION OF DIRECTORS

3.8.1	RETAINER

In Fiscal 2016, only directors who were not employees of the Corporation received compensation for acting as members of the Board and of any Committee of the Board. Cash compensation is paid quarterly. The following table presents the components of the compensation the members of the Board are entitled to receive, with the exception of the directors who were also employees of the Corporation who do not receive any compensation for serving as directors. Directors who are not employees are entitled to receive travel expenses and other expenses incurred to attend Board and Committee meetings. Directors may choose to receive between 50% and 100% of their annual board fees in deferred share units, the remainder to be paid in cash. The directors can choose to receive their committee membership fees in DSUs, based on the same selected percentage, or to receive the committee membership fees in cash. See table 3.8.3 Summary Compensation Table on page 27 of this Circular.

COMPONENTS	AMOUNT ($)
Annual Board fees	70,000
Annual Lead Director fees	18,000
Annual Committee fees (Chair)
Audit and Finance	25,000
Corporate Governance and Nominating	20,000
Human Resources	20,000
Environment, Health and Safety and Sustainable Development	20,000
Annual Committee fees (Members)
Audit and Finance	15,000
Corporate Governance and Nominating	13,500
Human Resources	13,500
Environment, Health and Safety and Sustainable Development	13,500

The total cash compensation paid to Directors during the financial year ended December 31, 2016 was $388,788.

3.8.2	DEFERRED SHARE UNIT PLAN

In 2005, the Board of Directors adopted a deferred share unit plan (the “DSU Plan”) which was established in order to provide deferred share units (“DSUs”) to the outside directors in recognition of their contribution to the Corporation and as an integral part of their overall compensation. The DSUs provided to the outside directors as part of their compensation are intended to promote their identification with shareholder interests and to allow them to participate in the long-term success of the Corporation. The outside directors may choose to receive between 50% and 100% of their annual compensation in DSUs. In 2013, further to a recommendation of the Human Resources Committee, the Board of Directors approved an amendment to the DSU Plan relative to the timing of the payment of DSUs when a participant in the DSU Plan ceases to be a director for any reason whatsoever. Prior to the amendment, when the participant in the DSU Plan ceased to be a director for any reason whatsoever, the participant received, no later than the 31st day of January following the end of the year during which the participant’s termination occurred, a lump sum payment in cash equal to the number of DSUs recorded in the participant’s account on the termination date multiplied by the value of the Common Shares (the average closing price of the Common Shares traded on the Toronto Stock Exchange during the five (5) trading days preceding the termination date), less applicable withholding taxes. Effective February 20, 2013, when a participant in the DSU Plan ceases to be a director for any reason whatsoever, he may select a payment date for the DSUs subsequent to the date on which he ceased to be a director but such date cannot be later than December 31 of the calendar year following the year in which the participant’s termination occurred. The Directors must advise the Corporate Secretary of their choice of payment date of the DSUs at least five (5) business days prior to this date, it being understood that if a director does not send such a notice to the Corporate Secretary before December 1 of the calendar year following the year in which the participant’s termination occurred, he will be deemed to have elected the fifth business day following December 1 of that year as the payment date of the DSUs. He will receive a lump sum payment in cash equal to the number of DSUs recorded in the participant’s account multiplied by the closing price of the Common Shares traded on the Toronto Stock Exchange on the payment date, less applicable withholding taxes.

The principal terms of the DSU Plan are as follows: each director who is not a full time salaried officer or employee of the Corporation or any of its subsidiaries is eligible to the DSU Plan. Each eligible director has an account in his name to which the DSUs are credited and held until he ceases to be a director of the Corporation. The number of DSUs credited to his account is calculated by dividing the amount of the annual cash compensation by the market value of one (1) Common Share on the applicable expiration date being the last business day of December of the Corporation’s fiscal year, and credited to their account on January 15 of the following year, unless otherwise determined by the Human Resources Committee. For the purposes of the DSU Plan, “Market Value” on any particular day means the market value of one (1) Common Share on such day which shall be calculated on the basis of the closing price for a Common Share on the Toronto Stock Exchange on that day, or if at least one (1) Common Share shall not have been traded on the Toronto Stock Exchange on that day, on

35

the immediately preceding day for which at least one (1) Common Share was so traded. DSU holders are credited annually additional DSUs in an amount equal to the dividends paid on the Common Shares of the Corporation. Under no circumstances shall DSUs be considered shares of the Corporation nor shall they entitle their holder to the rights normally conferred on shareholders of the Corporation.

3.8.3	SUMMARY COMPENSATION TABLE

The following table and sets forth the total cash compensation paid as well as the value of DSUs awarded to the directors under the DSU Plan during the financial year ended December 31, 2016.

		DEFERRED SHARE UNITS (DSUs)
NAME	FEES PAID IN CASH ($)	FEES PAID IN DSUs ($)	PERCENTAGE OF FEES PAID IN DSUs (%)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)	PENSION VALUE ($)	ALL OTHER COMPENSATION ($)	TOTAL ($)
Alain Lemaire (3)	—	—	—	—	—	—	—
Louis Garneau (2)	13,500	78,131	100	—	—	—	91,631
Sylvie Lemaire (2)	68,500	42,671	50	—	—	—	111,171
David McAusland (2)	49,625	79,862	100	—	—	—	129,487
Georges Kobrynsky (1)	68,313	67,497	50	—	—	—	135,810
Élise Pelletier (2)	62,000	37,686	50	—	—	—	99,686
Laurence G. Sellyn (2)	30,125	73,545	100	—	—	—	103,670
Sylvie Vachon (2)	62,375	36,767	50	—	—	—	99,142
Mario Plourde (3)	—	—	—	—	—	—	—
Michelle Cormier (1)	16,850	25,614	60	—	—	—	42,464
Martin Couture (1)	—	42,682	100	—	—	—	42,682
Patrick Lemaire (1)	17,500	17,730	50	—	—	—	35,230

(1)	These directors chose to receive part of their committee membership fees in DSUs, in accordance with the percentage indicated.
(2)	These directors chose to receive the committee membership fees in cash.
(3)	Compensation paid to Messrs. Alain Lemaire and Mario Plourde is presented in table 3.2.1 Summary of Executive Compensation Table on page 21 of this Circular.

3.8.4	INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth for each director the value on vesting of all options-based and share-based awards and the non-equity incentive plan during the financial year 2016:

NAME	OPTIONS-BASED AWARDS VALUE VESTED DURING THE YEAR ($) (2)	SHARE-BASED AWARDS VALUE VESTED DURING THE YEAR ($) (2)	NON-EQUITY INCENTIVE PLAN COMPENSATION - PAYOUT DURING THE YEAR ($)
Alain Lemaire (1)		—	—
Louis Garneau	—	78,131	—
Sylvie Lemaire	—	42,671	—
David McAusland	—	79,862	—
Georges Kobrynsky	—	67,497	—
Élise Pelletier	—	37,686	—
Laurence G. Sellyn	—	73,545	—
Sylvie Vachon	—	36,767	—
Mario Plourde (1)	—	—	—
Michelle Cormier	—	25,614	—
Martin Couture	—	42,682	—
Patrick Lemaire	—	17,730	—

(1)	For Messrs. Alain Lemaire and Mario Plourde, see Table 3.3.2 Incentive Plan Awards- value vested or earned during the year"on page 22 of this Circular.
(2)	The value of the share units which vested during the financial year ended December 31, 2016 represents the value at the grant dates.

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3.8.5	INCENTIVE PLAN AWARDS - OUTSTANDING SHARE-BASED AWARDS

The following table sets forth, for each Director, the value of vested share-based awards not paid or distributed as at December 31, 2016.

NAME	NUMBER OF SHARE-BASED AWARDS THAT HAVE NOT VESTED (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OR DISTRIBUTED ($) (1)
Alain Lemaire	—	—	—
Louis Garneau	—	—	623,368
Sylvie Lemaire	—	—	587,915
David McAusland	—	—	755,500
Georges Kobrynsky	—	—	325,889
Élise Pelletier	—	—	206,087
Laurence G. Sellyn	—	—	271,476
Sylvie Vachon	—	—	135,786
Mario Plourde	—	—	—
Michelle Cormier	—	—	25,616
Martin Couture	—	—	42,677
Patrick Lemaire	—	—	17,727

(1)	Calculated on the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2016 ($12.10).

3.8.6	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The table below sets forth the number of Common Shares remaining available for future issuance under the Corporation’s Stock Option Plan as at December 31, 2016.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS	WEIGHT-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS ($)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLAN (EXCLUDING SECURITIES REFLECTED IN COLUMN (A)
Equity Compensation Plan Approved by Security holders	5,093,536	6.52	2,368,580
Equity Compensation Plan not approved by Security holders	—	—	—
Total	5,093,536	—	2,368,580

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SECTION 4

OTHER INFORMATION

4.1	INTEREST OF INSIDERS AND OTHER PERSONS IN MATERIAL TRANSACTIONS

Management is not aware of any material interest of any director or officer of the Corporation, any proposed management nominee for election as director of the Corporation or any associate or affiliate of any such person in any transaction since the beginning of the last completed financial year of the Corporation or in any proposed transaction that has materially affected or will materially affect the Corporation, any of its subsidiaries or affiliated companies.

4.2	INDEBTNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at December 31, 2016, there were no outstanding loans to any senior officer, director or any nominee as director of the Corporation made by the Corporation or its subsidiaries and divisions.

4.3	CORPORATE GOVERNANCE

The Board of the Corporation considers good corporate governance to be important to the effective operations of the Corporation. The Corporation’s Board Charter defines its functions and mandate. The Corporate Governance and Nominating Committee is responsible for the development, update, and disclosure of the Corporation’s corporate governance practices. Under National Policy 58-201, corporate governance guidelines and National Instrument 58-101, disclosure of corporate governance practices of the Canadian Securities Administrators, the Corporation is required to disclose information relating to its corporate governance practices. This information is set out in Schedule B to this Circular.

4.4	INFORMATION ON THE AUDIT AND FINANCE COMMITTEE

Composition of the Audit and Finance Committee, Education and Experience of its Members

The Audit and Finance Committee (the “Committee”) is composed of five independent directors, namely Messrs.Georges Kobrynsky (Chair), Laurence G. Sellyn, Martin Couture and Ms. Sylvie Vachon and Ms. Michelle Cormier. The Charter of the Audit and Finance Committee is set out in Schedule C to this Circular. All the members of the Committee are independent as defined in section 1.4 of the Canadian Securities Administrators National Instrument 52-110 and are financially literate. The following describes the relevant education and experience of each member of the Committee that provides him or her with (a) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) the ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) an understanding of internal controls and procedures for financial reporting.

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NAME OF COMMITTEE MEMBER	RELEVANT EXPERIENCE AND EDUCATION
Georges Kobrynsky	Mr. Kobrynsky is a Director of companies and held the position of Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec from 2005 to 2010. He also held for more than 30 years, various senior positions at Domtar Inc. Mr. Kobrynsky is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements. Mr. Kobrynsky is a member of the Board of Directors of Supremex Inc.
Laurence G. Sellyn	Mr. Sellyn is the former Chief Financial and Administrative Officer and Executive Vice-President of Gildan Activewear Inc. He served as Chief Financial Officer and other senior level corporate officer positions with long established Canadian public companies in a variety of industries. Mr. Sellyn is a U.K. chartered accountant and is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements.
Sylvie Vachon	As President and Chief Executive Officer of the Montreal Port Authority, Ms. Vachon is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements. From 1997 to 2009, she was Vice-President, Administration and Human Resources for the federal agency, where she was responsible for financial services, immovables, procurement, information technology, continuous improvement and human resources. She is a member of the Board of Directors of Hardware Richelieu Ltd.
Michelle Cormier	Since 2014, Ms. Cormier, CPA, CA, has been acting as a consultant for Wynnchurch Capital Canada. A senior-level executive with experience in financial management, strategic consulting and corporate financing, she has in-depth knowledge of financial and public markets in Canada and the United States. Ms. Cormier sits on the Board of Directors of Dorel Industries Inc., Uni-Select Inc., and Champion Iron Ltd.
Martin Couture	Mr. Couture is Chief Executive Officer of Sanimax Inc.Combining strong leadership skills with extensive operational experience he understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements.

4.5	OTHER BUSINESS

The Management and the Board are not aware of any matters to come before the Meeting other than as set forth in the Notice of Meeting. If any other matters properly come before the Meeting, it is intended that the persons named in the enclosed form of proxy will vote the same in accordance with their judgment of such matters.

4.6	SHAREHOLDER PROPOSALS

Proposals for any matters that persons entitled to vote at the next annual shareholders' meeting wish to raise at said meeting must be received by the Corporation by December 17, 2017, at the latest.

4.7	ADDITIONAL INFORMATION

Financial information concerning the Corporation is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2016. Additional information relating to the Corporation is available at www.sedar.com. A copy of the Corporation’s most recent consolidated financial statements, interim financial statements, management’s discussion and analysis, Annual Information Form, and Management Proxy Circular may be obtained by shareholders, without charge, upon request to the Corporate Secretary of the Corporation at the following address:

Cascades Inc.

Corporate Secretariat

404 Marie-Victorin Blvd. P.0. Box 30

Kingsey Falls (Québec) J0A 1B0

or by email at board_directors@cascades.com

4.8	DIRECTOR APPROVAL

The Board of Directors of the Corporation has approved the contents of this Management Proxy Circular and the sending thereof to the Shareholders.

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/s/ Robert F. Hall

Robert F. Hall

CHIEF LEGAL OFFICER

AND CORPORATE SECRETARY

KINGSEY FALLS (QUÉBEC), MARCH 17, 2017

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SCHEDULE A

SHAREHOLDER PROPOSAL

The Corporation is required by applicable law to attach the following proposal, and the related supporting statements, to the Management Proxy Circular. The Mouvement d’éducation et de défense des actionnaires (« MÉDAC »), 82 Sherbrooke Street West, Montréal, Québec H2X 1X3, submitted a proposal which is set out below (translated from French to English). MÉDAC has been a shareholder of the Corporation since February 13, 2014 holding 235 Common Shares of the Corporation.

The Board of Directors response, including its voting recommendation, follows the proposal.

PROPOSAL

Independence of compensation advisors

MÉDAC’S WORDING

It is proposed that the Board of Directors ensure greater independence of its Mercer compensation advisors by ensuring that they derive the majority of their fees from the work they do for the Human Resources Committee.

MÉDAC’S ARGUMENT IN SUPPORT OF ITS PROPOSAL

Based on the information disclosed in previous Management Proxy Circulars, Mercer received $215,000 in fees for all of Cascades' mandates, including $20,000 for executive compensation (9%).

Mercer - Fees	2015	2014
Executive compensation mandates	$20,000	$18,970
Other mandates	$195,288	$85,000
Total	$215,288	$103,970

This practice raises serious concerns, as it may influence the firm to propose salary structures favorable to senior management in order to obtain or renew other contracts that could otherwise be offered to other firms. The contracts represented more than 90% of its total fees, in 2015.

For us, compensation advisors should have the same independence from management as external auditors. To avoid conflicts or the appearance of conflicts of interest, the Board of Directors must ensure greater independence of its compensation advisors for senior management by excluding any possibility of obtaining other contracts granted by Management.

THE CORPORATION'S RESPONSE TO MÉDAC'S PROPOSAL

The Board of Directors believes that the measures already in place are sufficient to guarantee that decisions respecting compensation of senior management are made entirely independently.

Firstly, the Board adopted a mandate for the Human Resources Committee providing that all members must meet the independence requirements it has established, including the requirements of National Instrument 58-101 - Disclosure of Corporate Governance Practices. The members of the Human Resources Committee are all independent, and each of them has direct experience in executive compensation.

In addition, as described in the Statement on Executive Compensation in this Circular, the establishment of executive compensation follows a rigorous process that ensures independence of decisions. The Committee receives from the President and Chief Executive Officer his evaluation of the attainment by each member of the Management Committee of his or her previously set objectives, as well as his recommendations concerning their compensation. Furthermore, the Executive Chair of the Board submits to the Committee his assessment and recommendation on compensation for the President and Chief Executive Officer. Based on the foregoing and on market data provided by an external firm, the members of the Committee discuss, without the presence of Management, the compensation of executive officers. The Committee also recommends to the Board the overall compensation of the President and Chief Executive Officer and other executives.

As for the compensation consultant, their mandate stems jointly from the Human Resources Committee and Management, and they are primarily accountable to the Committee. They provide to the Committee on a regular basis compensation studies containing for the most part objective market data. The Board

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believes that the fees paid to the compensation consultant in 2015 do not represent a sufficiently large amount to conclude that their report is not objective. As mentioned above, the Committee does consider market data in the establishment of executive compensation. However, the Committee is in no way bound thereby and the Board and the Committee exercise their discretion in that respect. They may also hire other external consultants when needed, as provided in their respective Charters.

In light of the foregoing, the Board of Directors believes that the proposal concerning compensation consultants is not in the best interest of the Corporation and the overall process described above does not require any additional formal rules and recommends voting AGAINST the proposal.

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SCHEDULE B

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

1.	BOARD OF DIRECTORS

a)	Disclose the identity of Directors who are independent.

The Corporate Governance and Nominating Committee (the "Committee") and the Board of Directors (the "Board") have examined the independence of each director within the meaning of Regulation 58-101 respecting disclosure of corporate governance practices which refers to the definition of "independence" provided in section 1.4 of Regulation 52-110 respecting audit committees. A Director is "independent" if he or she has no direct or indirect material relationship with the Corporation. A "material relationship" is one that could, in the view of the Board, be reasonably expect to interfere with the exercise of a Director's independent judgment. To determine if a nominee is independent, the board reviews the information provided by the directors or the nominees by way of a questionnaire completed annually. The independent Directors are Messrs. Louis Garneau, David McAusland, Georges Kobrynsky, Laurence G. Sellyn, Martin Couture, Ms. Sylvie Vachon, Ms. Elise Pelletier and Ms. Michelle Cormier.

b)	Disclose the identity of Directors who are not independent, and describe the basis for that determination.

Alain Lemaire is a Director and Executive Chair of the Board of the Corporation;

Sylvie Lemaire is a Director and daughter of Bernard Lemaire;

Patrick Lemaire is a Director of Cascades, President and Chief Executive Officer and Director of Boralex Inc., and son of Bernard Lemaire;

Mario Plourde is a Director and the Chief Executive Officer of the Corporation.

c)	Disclose whether or not a majority of Directors are independent. If a majority of Directors are not independent, describe what the Board of Directors does to facilitate the exercise of independent judgment in carrying out its responsibilities.

8 of the 12 Directors proposed by management for election to the Board are independent.

d)	If a Director is presently a Director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the Director and the other issuer.

Information on the Directors who hold directorships with other public companies (or the equivalent) is set out on pages 7 to 11 of this Circular.

e)	Disclose whether or not the independent Directors hold regularly scheduled meetings at which non Independent Directors and members of management are not in attendance. If the independent Directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent Directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent Directors.

The independent Directors meet without the presence of management, following each scheduled Board meeting, and meet together for a special meeting of the Independent Directors once a year. Ms. Sylvie Lemaire is invited to participate in in camera sessions and meetings of the independent Directors as they value her perspective and independent mindset. The independent Directors met 6 times during Fiscal 2016.

f)	Disclose whether or not the Chair of the Board is an independent Director. If the Board has a Chair or lead Director who is an independent Director, disclose the identity of the independent Chair or lead Director, and describe his or her role and responsibilities. If the Board has neither a Chair that is independent nor a lead Director that is independent, describe what the Board does to provide leadership for its independent Directors.

The Executive Chair of the Board is not independent. Mr. Georges Kobrynsky acts as lead Director. He oversees the responsibilities of the Independent Directors and assumes other responsibilities, which the Independent Directors as a whole might designate from time to time. His role and responsibilities are set out in Schedule H to the Circular.

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g)	Disclose the attendance record of each Director for all Board meetings held since the beginning of the issuer's most recently completed financial year.

The Board held 6 meetings during Fiscal 2016. A record of attendance by Directors at Board and Committee meetings held during Fiscal 2016 is set out under the heading 2.2.6 Directors Attendance Record to Board and Committee Meetings on page 13 of this Circular.

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2.	BOARD MANDATE

Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board is responsible for the stewardship of the Corporation and overseeing the management of the Corporation's business and affairs. One of the Board's key mandates is to oversee the Corporation's objectives and goals. The Board annually reviews and approves the Corporation's strategic plan priorities. Essential to this process is the Board's annual strategic meeting, held each year at which the Board and management hold comprehensive discussions on the strategic plan and budgets as well as the Corporation's progress on operational and financial targets and the Corporation's principal priorities. The meeting also provides an opportunity for the Board to meet and socialize on an informal basis with members of the senior leadership team of the divisions below the Corporation's senior executive team, an important part of executive succession planning. The Board has adopted a Charter, the full text of which is set out in Schedule D to this Circular.

3.	POSITION DESCRIPTIONS

a)	Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board Committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board Committee, briefly describe how the Board delineates the role and responsibilities of each such position.

Upon recommendation of the Corporate Governance and Nominating Committee, the Board has adopted a written position description for the Executive Chair whose responsibilities are set out in Schedule E to this Circular. The Board has also adopted a written position description for the Chairs of Board Committees which is set out in Schedule G to this Circular.

b)	Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Mandate of the Chief Executive Officer outlines his role and responsibilities as follows: he is responsible for implementing the Corporation’s strategic and operational objectives and for the execution of the Board’s decisions. He oversees the management of the Corporation’s activities as well as its subsidiaries and divisions in order to attain the identified objectives. His responsibilities are set out in Schedule F to this Circular.

4.	ORIENTATION AND CONTINUING EDUCATION

a)	Briefly describe what measures the Board takes to orient new Directors regarding:

a)	the role of the Board, its committees and its Directors, and b) the nature and operation of the issuer's business.

The Board has implemented an orientation and education program for new members of the Board. The main objective of the education program is to afford each new Director the opportunity to become familiar with the Corporation's activities and to better understand the challenges faced by the Corporation. Each Director has access to a Director's Manual that is updated periodically. The Manual contains pertinent material and information on the Corporation, the Board and its Committees. Directors meet with the Executive Chair of the Board, the President and Chief Executive Officer and members of senior management to discuss the Corporation's operations and are given periodic presentations on business units or on a specific business development. In the course of this program, new Directors benefit from guided tours of the Corporation's installations and meet with management of same. An orientation session was held in July 2016 for newly appointed Board members, together with guided tours of certain mills and plants.

b)	Briefly describe what measures, if any, the board takes to provide continuing education for Directors. If the board does not provide continuing education, describe how the Board ensures that its Directors maintain the skill and knowledge necessary to meet their obligations as Directors.

From time to time, the Corporation offers Board members the opportunity to attend presentations to keep them informed on regulatory and industry requirements and standards that may affect their role and responsibilities. In 2016, as in previous years, they were briefed on tax issues, pension plans, investor relations, insurance coverage and treasury management. The Board members also benefit from a membership in the Québec Chapter of the Institute of Corporate Directors ("ICD"), a not-for-profit member based association. ICD promotes the effectiveness of directors by providing quality director education and professional certification as well as an access to timely information on current and emerging governance issues and best practices. The Directors benefit from access to publications and events to further enhance their knowledge of Director's responsibilities and current governance trends.

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5.	ETHICAL BUSINESS CONDUCT

a)	Disclose whether or not the Board has adopted a written code for the Directors, officers, and employees. If the Board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

(ii)	disclose how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii)	provide a cross-reference to any material change report filed during the last financial year that pertains to any conduct of a Director, or executive officer that constitutes a departure from the code.

The Corporation first adopted a Code of Ethics (the "Code") in 2004, which was revised in 2009 and again in 2016. The Code is meant to provide Directors, officers and employees with general guidelines for acceptable behaviour in all relationships with each other, customers, suppliers, partners, and the communities where the Corporation operates its activities. The Code is available on www.sedar.com and on the Corporation's website at www.cascades.com. The Board and the Audit and Finance Committee regularly monitor compliance with the Code and ensure that management encourages a culture of ethical business conduct. Management provides the Audit and Finance Committee with, if applicable, a quarterly report on the number of complaints received through the Corporation's Ethics Telephone Line and secured web-based service, the nature of the complaints, the treatment and follow-up of same.

In 2016, the Board has not granted any waiver to the Code in favour of a Director or Executive Officer. Accordingly, no material change report has been filed.

b)	Describe any steps the Board takes to ensure Directors exercise independent judgment in considering transactions and agreements in respect of which a Director or executive officer has a material interest.

The Corporate Governance and Nominating Committee and the Board monitor the disclosure of conflicts of interest by Directors and ensure that no Director will vote nor participate in a discussion on a matter in respect of which such Director has a material interest.

c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Corporation has developed and implemented and the Board has approved various corporate policies including a policy on disclosure of Information, a policy on the treatment of complaints, a policy on insider trading and a policy on harassment in the workplace. The upcoming version of the Code includes an anti-fraud policy and an anti-corruption policy. The Corporation implemented a training program for all employees on the contents of the Code and the Corporation’s expectations in this regard. An online training session on the Corporation’s intranet site also exists for new employees. The Corporation has also put in place an Ethics Telephone Line and secured web-based service allowing employees to report anonymously and confidentially any concerns regarding compliance with the Code or questions relating to auditing, accounting matters and ethical issues.

6.	NOMINATION OF DIRECTORS

a)	Describe the process by which the Board identifies new candidates for Board nomination.

Together with the Executive Chair of the Board, this responsibility has been assigned to the Corporate Governance and Nominating Committee (the "Committee"), which is composed of three independent Directors and one non-independent Director. The Committee has the responsibility to identify and recommend to the Board, nominees for election to the Board. The Committee evaluates the composition and size of the Board, examines the areas of expertise of the Board members and recommends to the Board a list of candidates for election to the Board. When considering the Board's size and composition, the Committee and the Board have two objectives: to form an effectively functioning Board with a diversity of views and business experience.

b)	Disclose whether or not the Board has a nominating Committee composed entirely of independent Directors.

The Corporate Governance and Nominating Committee’s mandate includes this responsibility. See response provided in 6 a) above.

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c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance and Nominating Committee (the "Committee") is responsible for the elaboration, update, and disclosure of the Corporation’s practices relative to corporate governance. The Committee coordinates the recruitment of new directors, reviews candidates for directorships, and submits its recommendations to the Board. It coordinates the annual assessment of the effectiveness of the Board and its committees as well as the performance and contribution of Directors. In 2016, the Committee held five meetings. At each meeting, it holds an in camera session, unless waived. Over the past few years, the Committee undertook several initiatives as part of its commitment to best practices in corporate governance in accordance with its mandate and work plan: succession planning for the Board has been a key focus of the Committee in recent years as a Board member has retired a new one has joined. The Committee developed position descriptions for the Executive Chair, Lead Director and CEO to provide a clear delineation of duties and responsibilities to ensure that the Board can fulfill its duties effectively and efficiently and can exercise independent judgment in carrying out its responsibilities. The Committee reviewed and approved the Committee's Charter and work plan, received and considered with management regular updates on changing laws, rules and regulations in Canada, corporate governance initiatives taken by Canadian securities regulators and emerging best practices and their implications for the Corporation. The Committee reviewed and recommended to the Board for approval by the shareholders at the May 7, 2015 annual general meeting, an advance notice by-law and on an advisory basis, a resolution accepting the Corporation's approach to executive compensation, which was again approved on May 5, 2016. In 2016, the Committee reviewed the adequacy of the evaluation process and annual evaluation questionnaire with input from the Lead Director and approved changes to the questionnaire. Together with the Executive Chair, the Chair of the Committee and the Lead Director carried out an annual assessment of the Board as a whole, its committees, the Chairs of the Committees and each Director.

7.	COMPENSATION

a)	Describe the process by which the Board determines the compensation for the issuer's officers.

The Board has established a Human Resources Committee whose responsibility includes reviewing and making recommendations to the Board in respect of compensation for senior executives of the Corporation.

b)	Disclose whether or not the Board has a compensation committee composed entirely of independent Directors. If the Board does not have a compensation committee composed entirely of independent Directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Human Resources Committee is composed of four independent Directors. The Committee may retain the services of outside consultants, specialized in compensation to assist it in performing its mandate.

c)	If the Board has a compensation committee, describe the responsibilities, powers, and operation of the compensation committee.

The Committee meets at least once each quarter and reports to the Board on its activities. The Committee's Charter and work plan sets out its mandate, duties and scope of authority. Both the Charter and work plan are reviewed periodically to ensure their adequacy. The Committee reviews and makes recommendations to the Board with respect to the annual compensation payable to members of senior management, taking into account the President and Chief Executive Officer's recommendations, all in accordance with the Corporation's compensation policy. Furthermore, the Executive Chair of the Board submits to the Committee his assessment and recommendation on compensation for the President and Chief Executive Officer. The Committee reviews practices put in place by the Corporation relating to recruitment, training, professional development and succession planning for members of the senior management team. The Committee also submits its recommendations to the Board on the appointment of the Chief Executive Officer and other senior executives. It reviews and makes recommendations to the Board on the granting and terms and conditions of exercise of stock options and performance share units to persons eligible in accordance with the Corporation's Stock Option Plan and Performance Share Unit Plan. In addition, with input from the Corporate Governance and Nominating Committee and the Lead Director, it considers and recommends if required, the appropriate type of compensation for the directors in order to attract and retain highly qualified directors with a sufficient mix of skills, expertise and experience. The Committee reviewed in Fiscal 2015 the overall compensation paid to directors and, with the Corporate Governance and Nominating Committee, recommended to the Board an increase in compensation for Board and Committee members, said recommendation was approved.

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8.	OTHER BOARD COMMITTEES

If the Board has standing committees other than the audit and finance, compensation and nominating committees, identify the committees and describe their function.

The Board has established an Environment, Health and Safety and Sustainable Development Committee (the "Committee") responsible for reviewing and making recommendations and reports to the Board relating to policies, standards, practices and programs of the Corporation on matters relating to both the environment, occupational health and safety and sustainable development. The Committee monitors the Corporation's performance in accordance with applicable industry norms and standards imposed by legislation and regulations pertaining to both the environment and occupational health and safety. The Committee met four times during Fiscal 2016. The Committee, assesses once a year, the adequacy of its charter, and, if required makes recommendations to the Corporate Governance and Nominating Committee and to the Board.

9.	ASSESSMENTS

Disclose whether or not the Board, its committees, and individual Directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual Directors are performing effectively.

The assessment of the effectiveness of the Board and its Committees is a matter for the Corporate Governance and Nominating Committee. The effectiveness is measured through a self-evaluation questionnaire that is sent annually to all of the Directors, including the Lead Director. The questionnaire deals with the responsibilities, structure and functions of the Board, the performance of the Board, of the Directors, of the Committees and their respective Chairs as well as the performance of the Chief Executive Officer and Executive Chair of the Board. The results are assembled and a report is provided to the Chair of the Corporate Governance and Nominating Committee as well as to the Executive Chair of the Board and the Lead Director and subsequently to the full Board. The Corporate Governance and Nominating Committee and the Board are satisfied that the Board is composed of directors who possess a mix of expertise, skills and attributes that can best advance and oversee the strategy and direction of the Corporation.

10.	DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Corporate Governance and Nominating Committee (the "Committee") considered additional initiatives to further enhance succession planning at the Board level in Fiscal 2015. Upon recommendation by the Committee in 2014, the Board adopted a policy on the mandatory retirement age for directors (save for Alain Lemaire) whereby a director would not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders following his or her seventy-second birthday or after twenty (20) years of service on the Board, provided however that the maximum term for directors elected on May 7, 2015 will be 25 years. The Committee has complete discretion to recommend that the Board extend a director's term for such period as the Committee deems appropriate and in the best interests of the Corporation. This policy came into effect on May 7, 2015.

Furthermore, directors are expected to inform the Executive Chair of any major change in their principal occupation so that the Board would have the opportunity to decide the appropriateness of such director’s continuance as a member of the Board or of a Board committee. Directors are also expected to provide the Executive Chair with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board Committee. The Committee and the Executive Chair apply Board nominee selection criteria, including directors’ past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term.

11.	POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD

a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

Although the Board did not adopt a written policy relating to the identification and nomination of women on the Board in Fiscal 2016, the Corporate Governance and Nominating Committee (the “Committee”) whose responsibility is to nominate director nominees to the Board considers candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest quality candidates, the Committee takes into account diversity considerations such as gender, age and ethnicity, with a view to ensuring that the Board benefits from a broader range of perspectives and relevant experience. It is to be noted that four of the twelve current Directors are women representing 33% of the seats on the Board. The Board is fully committed to ensuring that women are well represented on the Board in keeping with the aforementioned criteria.

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b)	If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)	a short summary of its objectives and key provisions,
(ii)	the measures taken to ensure that the policy has been effectively implemented,
(iii)	annual and cumulative progress by the issuer in achieving the objectives of the policy, and
(iv)	whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Corporation has not adopted a written policy relating to identification and nomination of women directors.

12.	CONSIDERATION OF THE REPRESENTATION OF WOMEN IN THE DIRECTOR IDENTIFICATION AND SELECTION PROCESS

Disclose whether or not and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

See response provided in paragraph 11 a) above.

13.	CONSIDERATION GIVEN TO THE REPRESENTATION OF WOMEN IN EXECUTIVE OFFICER APPOINTMENTS

Disclose whether or not and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

In 2016, the Corporation's senior management set up a committee to assess the perception of its employees regarding the place of women in the company and to analyze initiatives to facilitate women's access to key positions within the Corporation. This committee held 11 meetings throughout 2016; 20% of female employees and 3% of male employees in North American operations were met. Although Cascades is active in the manufacturing sector, the Corporation is positioned at the average of the companies, all sectors of activity combined. Beginning in 2017, employees will be able to benefit from a new management practice that allows them to benefit from flexibility in their work schedules, to balance work and personal life, such as reduced working hours, telecommuting or phased retirement. In addition, human resources management processes, including recruitment, succession planning and skills development, will be reviewed to eliminate systemic biases that could adversely affect the Corporation's diversified workforce.

14.	ISSUER'S TARGETS REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND IN THE EXECUTIVE OFFICER POSITIONS

For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.

a)	Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.

No target has been identified. See response provided in paragraph 11 a) above.

b)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

No target has been identified. See response provided in paragraph 13 above.

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c)	If the issuer has adopted a target referred to in either (a) or (b), disclose:

(i)	the target, and

(ii)	the annual and cumulative progress of the issuer in achieving the target.

No target has been identified.

15.	NUMBER OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

a)	Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.

33% or 4 of 12 board members are women.

b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

Under applicable criteria and definition, 15% or 2 of 13 executive officers are women.

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SCHEDULE C

CHARTER OF THE AUDIT AND FINANCE COMMITTEE

1.	PURPOSE

The purpose of this charter is to describe the role of the Audit and Finance Committee (the « Committee ») as well as its duties and responsibilities delegated by the Board of Directors (« the Board »). The main duty of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the following issues:

•	the quality and integrity of the Corporation’s financial statements;

•	the enterprise risk management process;

•	accounting and financial reporting process;

•	systems of internal accounting and financial controls;

•	independent auditor’s qualifications, independence and performance;

•	internal audit function and process;

•	the Corporation’s compliance with legal and regulatory requirements relating to the Corporation’s financial statements;

•	fulfill any other responsibilities assigned to it from time to time by the Board.

2.	DIVISION OF RESPONSABILITIES

In carrying out the duties of the Committee described in this charter, the members of the Committee recognize that its function is to oversee the Corporation’s financial reporting process on behalf of the Board as well as to report its activities regularly to the Board. Management of the Corporation is responsible for the preparation, the presentation and the integrity of the Corporation’s financial statements and for the effectiveness of internal control over financial reporting.

Management is responsible for maintaining appropriate accounting and financial reporting principles and policies as well as internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The independent auditor is responsible for planning and carrying out audits of the Corporation’s annual and interim financial statements and annually auditing management’s assessment of the effectiveness of internal control over financial reporting and other auditing procedures.

In performing their duties, the members of the Committee must have open and free discussions with the Board, the independent auditor, the internal auditor and management of the Corporation.

3.	COMPOSITION AND ORGANIZATION

The Committee shall be composed of a minimum of three independent directors, as appointed by the Board at its first meeting following the annual shareholders meeting. Each member of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.

Each Committee member must be financially literate in accordance with applicable laws and at least one member must have accounting or related financial management expertise, as determined by the Board.

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The Committee will appoint one of its members as Chairman and the Secretary or Assistant Secretary of the Corporation or the person designated as Secretary will be secretary for all meetings of the Committee and will keep minutes of the Committee’s deliberations.

4.	MEETINGS AND RESOURCES

The Committee shall meet at least four times a year, or more frequently if circumstances so dictate. By virtue of its mandate to foster open relations, the Committee shall also meet separately and in camera for discussions with the internal auditor, management and with the independent auditor, as required.

The Committee shall establish its own rules and procedures (subject to any specific guidelines from the Board) and shall meet at the place and in accordance with the terms prescribed by its rules. A quorum shall not be less than a majority of the members of the Committee.

The Chairman of the Committee determines the agenda for each meeting in consultation with the Vice-President and Chief Financial Officer, the Secretary and the internal auditor. The agenda and supporting documentation are distributed to the members of the Committee within a reasonable timeframe prior to the meetings.

The Chairman of the Committee shall report quarterly and when required to the Board on the Committee’s activities and will make recommendations concerning all matters it deems necessary or appropriate.

The Committee shall at all times have free and open access to management, to the internal auditor and to the independent auditor in order to seek explanations or information on specific questions.

The Committee shall have the resources and the authority appropriate to carry out its duties, including the authority to retain, as it deems necessary, counsel and other external consultants and to set and pay their remuneration, without further Board approval.

In carrying out its duties and to meet its responsibilities, the Committee shall examine the books and relevant accounts of the Corporation, its divisions and its subsidiaries.

5.	DUTIES AND RESPONSIBILITIES

In addition to, the above-mentioned responsibilities, the Committee shall address the following questions:

5.1	FINANCIAL REPORTING

•	reviews the quality and integrity of the Corporation’s accounting and financial reporting system through discussions with management, the independent auditor and the internal auditor;

•	reviews with management and the independent auditor the annual audited financial statements of the Corporation, including the information contained in management’s discussion and analysis, related press releases and the independent auditor’s report on the annual audited financial statements prior to public disclosure and filing with the Securities Regulatory Authorities;

•	reviews the unaudited interim financial statements, including management’s discussion and analysis for each interim period of the fiscal year and related press releases prior to public disclosure and filing with the Securities Regulatory Authorities;

•	reviews the financial information contained in prospectuses, offering memoranda, the annual information form and other reports that include audited or unaudited financial information submitted for approval by the Board;

•	reviews with the independent auditor and management the quality, appropriateness and disclosure of the Corporation’s accounting principles and policies, the underlying assumptions and reporting practices, and any proposed changes thereto;

•	reviews financial analysis and other written communications prepared by management, the internal auditor or the independent auditor, setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative methods in conformity with International Financial Reporting Standards («IFRS») on the financial statements;

•	verifies the compliance of management certification of financial reports with applicable legislation;

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•	reviews important litigation and any regulatory or accounting initiatives that could have a material effect on the Corporation's financial situation or operating results and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;

•	reviews the results of the external audit, and any significant problems encountered in the performance of the audit, and management's response or action plan related to any Management Letter issued by the independent auditor.

5.2	RISK MANAGEMENT AND INTERNAL CONTROL

•	periodically receives management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control;

•	reviews insurance coverage for the Corporation annually and as may otherwise be appropriate;

•	evaluates the effectiveness of the Corporation’s overall system of internal controls as well as the process of identifying and managing key risks;

–	monitors the capital structure of the Corporation and ensures that it has the capacity and the flexibility required to implement its strategic plan to meet the demands of debt repayment;

–	examines the relevance of any form of financing where the total value of the indebtedness exceeds 5% of the net book value of the Corporation;

•	reviews significant capital costs and other major expenditures, related party transactions and any other transactions which could alter the Corporation’s financial or organizational structure, including off-balance sheet items;

•	periodically inquires as to the funding of the retirement plans as well as the investment management, the structure and performance of the retirement plans;

•	assists the Board in carrying out its responsibility for ensuring that the Corporation is compliant with applicable legal and regulatory requirements relating to the financial statements;

•	while ensuring confidentiality and anonymity, establishes procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including employee concerns regarding accounting or auditing matters;

•	periodically reviews with the Board, the internal auditors and the independent auditor of the Corporation and senior management, the Corporation’s antifraud program and practices.

5.3	INTERNAL AUDIT FUNCTION

•	reviews with management, the internal audit staff qualifications and experience and, if required, recommends the appointment or replacement of the internal auditor;

•	regularly assesses the internal audit function’s performance, its responsibilities, its staffing, budget and the compensation of its members;

•	annually reviews and approves the internal audit plan;

•	undertakes private discussions with the internal auditor to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the independent auditor, and any unresolved differences of opinion or disputes.

5.4	INDEPENDENT AUDITOR

•	recommends to the Board, the appointment of the independent auditor and, if appropriate, their removal (in both cases, subject to shareholder approval), evaluates and compensates them and assesses their qualifications, performance and independence;

•	ensures that as representatives of the shareholders, the independent auditor reports to the Committee and to the Board;

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•	approves all audit services provided by the independent auditor and determines and approves in advance, non audit services provided, in compliance with applicable legal and regulatory requirements;

•	discusses with the independent auditor the quality and not just the acceptability of the Corporation’s accounting principles, including: i) all critical accounting policies and practices used ; ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use as well as iii) any other material written communications between the Corporation and the independent auditor, including any disagreement or unresolved differences of opinion between management and the independent auditor that could have an impact on the financial statements;

•	reviews at least once a year the independent auditor’s report stating all relationships the independent auditor has with the Corporation and confirming their independence, and holding discussions with the independent auditor as to any relationship or services that may impact the quality of the audit services, or their objectivity and independence;

•	reviews and approves policies for the Corporation’s hiring of partners and employees or former partners and employees of the independent auditor;

5.5	PERFORMANCE EVALUATION OF THE COMMITTEE

•	prepares and reviews with the Board, an annual performance evaluation of the Committee and its members and assesses once a year, the adequacy of its mandate and, if required, makes recommendations to the Board.

Approved by the Board of Directors on March 12, 2014.

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SCHEDULE D

CHARTER OF THE BOARD OF DIRECTORS

1.	STATEMENT OF POLICY

The Board of Directors of Cascades Inc. (the « Corporation ») is elected by the Corporation’s shareholders to supervise the management of the business and affairs of the Corporation pursuant to the powers vested in its articles and by-laws, and in accordance with the obligations imposed by the Business Corporations Act (Québec) («BCAQ») and other applicable legislation. Senior management is responsible for the day-to-day operations of the Corporation.

The prime responsibility of the Board is to the Corporation and is to oversee its management and to preserve and enhance its viability, with due regard for the interests of all its shareholders and other stakeholders.

2.	COMPOSITION

2.1	NUMBER OF DIRECTORS

The number of directors must be established from time to time by resolution of the Board, within the limits provided by the articles of the Corporation.

The Corporate Governance and Nominating Committee of the Board maintains an overview of the desired size of the Board, the need for recruitment and the expected skill-set of new candidates. The Corporate Governance and Nominating Committee reviews and recommends to the Board candidates for nomination as directors. The Board approves the final choice of candidates for nomination and election by the shareholders.

2.2	SELECTION OF MEMBERS

The Corporate Governance and Nominating Committee determines whether to change the size of the Board or recruit new candidates for directors. It establishes the specific skills required of candidates, reviews nominations and recommends the selected candidates.

2.3	INDEPENDENCE

A majority of the Board shall be composed of directors who are independent as such term is defined according to applicable securities laws and regulations.

2.4	CRITERIA FOR BOARD MEMBERSHIP

Board members are expected to possess the following characteristics and traits:

•	act honestly and in good faith with a view to the best interests of the Corporation;

•	devote sufficient time to the affairs of the Corporation and exercise care, diligence and skill in fulfilling their responsibilities that a reasonably prudent person would exercise in comparable circumstances;

•	provide independent judgment on a broad range of issues;

•	raise questions and issues to facilitate active and effective participation in the deliberation of the Board and of each Committee;

•	make all reasonable efforts to attend all Board and Committee meetings;

•	review the materials provided by management in advance of the Board and Committee meetings.

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2.5	CHAIRMAN OF THE BOARD

The Board shall appoint its Chair and Vice-Chair (if one is to be appointed) from among the Corporation’s directors. Should the Chair be a non-independent director, the Board shall also appoint a lead director from among the independent directors.

2.6	TERM OF DIRECTORS

The directors are elected individually by the shareholders at every annual meeting except where the Board appoints a director to fill a vacancy until the next annual meeting. The term of office of each director shall expire at the next annual meeting of the Corporation, or upon the election of a successor.

3.	COMPENSATION

The members of the Board receive compensation for their services that the Board may establish from time to time, upon recommendation from the Human Resources Committee and the Corporate Governance and Nominating Committee, in consultation with the Lead Director.

4.	DUTIES AND RESPONSIBILITIES OF THE BOARD

As part of its stewardship responsibility, the Board advises management on significant business issues and has the following responsibilities:

4.1	STRATEGIC PLANNING PROCESS

Adopt a strategic planning process, participate in the process and approve or review on at least an annual basis, a business plan and a strategic framework which take into account, among other things, the opportunities and risks of the business, and monitor the implementation and execution of the business plan by management.

4.2	FINANCIAL ISSUES, RISK MANAGEMENT AND INTERNAL CONTROLS

a)	Identify in conjunction with management, the principal risks facing the Corporation and overseeing, directly or through delegation to the Audit and Finance Committee, to whom the Board has delegated this responsibility, the implementation by management of appropriate systems to manage the principal risks associated with the commercial activities of the Corporation;

b)	In conjunction with the Audit and Finance Committee, obtain reasonable assurance that the Corporation’s internal controls and management information systems are adequate;

c)	Approve annual operating and capital expenditure budgets, any significant transactions outside the normal course of business, including

i)	any acquisition or disposition of assets (including the acceptance of debt);

ii)	any form of financing whose value exceeds 5% of the net book value of the Corporation; and

iii)	any capital expenditure whose value exceeds 2.5% of the net book value of the Corporation.

d)	Approve the Corporation’s quarterly and annual financial statements together with the accompanying notes, as well as management’s discussion and analysis and press releases related thereto;

e)	Adopt and periodically review the Corporation’s communications policy related to investors and the public in general.

4.3	SECURITIES AND DIVIDENDS

Approve financial prospectuses, the mode and manner of issuance of securities, the declaration of dividends, the purchase, redemption or any form of acquisition of shares, the management proxy circular and the annual information form.

4.4	HUMAN RESOURCES AND SUCCESSION PLANNING

a)	Appoint the President and Chief Executive Officer and other members of senior management;

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b)	Approve the compensation and employment conditions of the President and Chief Executive Officer and other members of senior management pursuant to a recommendation by the President and Chief Executive Officer through the Human Resources Committee;

c)	Evaluate the performance of the President and Chief Executive Officer and ensure that processes are put in place by the President and Chief Executive Officer to evaluate the other members of senior management;

d)	Take steps to ensure that a process is in place for the recruitment, training, development, retention and succession of senior management.

4.5	GOVERNANCE

a)	Monitor and review, as appropriate, through the Governance and Nominating Committee, the Corporation’s approach to corporate governance issues including principles and guidelines in this area;

b)	Take steps to evaluate the structures and processes in place that enable the Board to function independently of management;

c)	Take steps to ensure that the President and Chief Executive Officer and the other members of senior management are honest and that through the implementation of a code of ethics and by other means are working to promote a culture of integrity throughout the Corporation;

d)	See to the implementation of a program of orientation and training for Board members in order to ensure that new directors receive adequate training and orientation and ensure that the knowledge and understanding of the directors of the Corporation are continuously updated through a program of visits to business units, reports and presentations on topics related to business activities and informal meetings with members of senior management;

e)	Periodically review this Charter to ensure that it reflects the responsibilities of the board in terms of stewardship;

f)	Monitor the size and composition of the Board to promote effective decision making;

g)	Approve the list of nominees for election to the Board by the shareholders and fill vacancies;

h)	Establish Board committees and define their mandates to assist the Board in fulfilling its role and responsibilities;

i)	Establish the directors responsibilities and expectations to which they are subject, including in regard to their presence and participation in the meetings of the Board and its committees;

j)	Establish and maintain a formal process to regularly assess the effectiveness of the Board, the Executive Chair of the Board, each committee, the chair of each committee and individual directors.

4.6	ENVIRONMENT, HEALTH AND SAFETY AND SUSTAINABLE DEVELOPMENT

Monitor and review, as appropriate, the Corporation’s policies and practices relating to environmental, health and safety and sustainable development issues.

5.	BOARD MEETINGS

The Board meets quarterly and holds additional meetings as needed to discuss specific issues. The Chair establishes the agenda in consultation with the lead Director and appropriate members of senior management which is transmitted to the members of the Board together with the minutes of previous meetings.

Information and other documents deemed relevant to the understanding of the items on the agenda are communicated to the Board members in advance of each meeting.

The Board holds an in camera session at each of its meetings in the absence of management to allow directors to openly discuss issues.

6.	BOARD COMMITTEES

The Board may delegate some of its powers to its committees, to the extent permitted by the laws governing the Corporation. The recommendations of the Board committees are subject to Board approval.

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The Board has established the following committees to assist it in discharging its responsibilities: the Audit and Finance Committee, the Corporate Governance and Nominating Committee, the Human Resources Committee and the Environmental, Health and Safety and Sustainable Development Committee.

Other committees or sub-committees may be established by the Council to address specific topics. Each committee has its own written mandate. The Board is responsible for supervising the execution of the responsibilities it has delegated to each committee.

7.	COMMUNICATION WITH THE BOARD

Shareholders and other stakeholders may communicate with the Board or with individual directors by contacting the Corporate Secretariat or by email at boardofdirectors@cascades.com.

8.	ADVISORS

Directors may use the services of independent counsel or other experts, as it deems appropriate at the Corporation’s expense with the approval of the Corporate Governance and Nominating Committee.

Approved by the Board of Directors on March 12, 2014.

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SCHEDULE E

MANDATE OF THE CHAIR OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) has as a policy not to entrust to the same person the functions of Chair of the Board and Chief Executive Officer. If the Chair of the Board is not independent, the independent Directors appoint a lead Director.

The Chair of the Board’s principal responsibilities are to supervise and oversee the Board and assist it in discharging its functions and responsibilities in an effective manner and independently of management. The Chair of the Board has the following responsibilities, namely:

•	provide leadership to enhance Board effectiveness;
•	act as liaison between the Board and management;
•	assist in representing the Corporation, as required, to external groups;
•	oversee the application of good corporate governance;
•	preside at meetings of the Board and annual and special meetings of Shareholders;
•	participate in the preparation of the agenda for each Board meeting;
•	supervise the Board committees’ work and, in this regard, the Chair of the Board may attend as a participant all Board committee meetings without the right to vote (save for those committees of which he is a member);
•	ensure that an appropriate set of documents is provided to each Director in a timely manner prior to the meeting;
•	facilitate Board assessment and his performance assessment and the implementation of improvements;
•	provide suitable directives to the Board members to assist them in discharging their responsibilities; and
•	ensure that recently elected or appointed Directors benefit from an orientation and education program.

The current Chair of the Board referred to as the Executive Chair of the Board, also has an executive role with corresponding duties which may be described as follows:

•	provide support to the Chief Executive Officer and the authority of his position as such;
–	create an environment conducive to the smooth transition of executive leadership;
–	act as a mentor to the Corporation's senior executive team and contribute to the creation of a forward-looking leadership environment;
–	provide advice on high value-at-stake operational and technical issues; and
–	make himself available as a resource to support the implementation of decisions relating to new or different strategic initiatives and generally contribute to strategic planning initiatives which are under the direction of the Chief Executive Officer.

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SCHEDULE F

MANDATE OF THE CHIEF EXECUTIVE OFFICER

Reporting to the Executive Chair of the Board of Directors, the Chief Executive Officer is responsible for implementing Cascades Inc.’s (the “Corporation”) strategic and operational objectives and for the execution of the Board’s decisions.

Responsibilities

The Chief Executive Officer has the following responsibilities:

a)	With respect to strategic planning

•	With the advice and counsel of senior management, formulate, and recommend to the Board a long-term strategy that will promote shareholder value;
•	Assume ultimate accountability for the execution of the Corporation’s strategy and policies and, if applicable, for their communication to the Corporation’s senior management as well as to the Corporation’s external partners;
•	Submit to the Board annual business plans and budgets that support the Corporation’s strategy and, when approved by the Board, implement such business plans within the parameters of such budgets.

b)	With respect to the operations of the Corporation

•	Oversee the management of the Corporation’s activities as well as its subsidiaries and divisions in order to attain the identified objectives;
•	Identify and manage the risks and business opportunities presented to the Corporation in the course of its business activities;
•	Monitor the hiring, compensation and performance assessment of senior management in consultation with the Human Resources Committee.

c)	With respect to corporate governance matters

•	Serve as the Corporation’s key spokesperson, as required, to external interested parties such as shareholders and other security holders, the business community, the media and governmental authorities;
•	Collaborate with the Executive Chair of the Board and the Corporate Secretary in establishing Board agendas and ensuring that the Executive Chair of the Board as well as its members are kept informed of the overall business operations of the Corporation and of its subsidiaries and of major issues facing them;
•	Maintain effective channels of communication with the Executive Chair and the Board as a whole and meet periodically and, as required, with the Executive Chair of the Board and other Board members in order to ensure that they receive all desired information on a timely basis as well as access to management;
•	Foster a corporate culture based on the values stated in the Corporation’s Philosophy which include namely, respect, integrity, discipline and financial rigor;
•	Ensure that the Corporation has an accounting system in place capable of producing financial statements that fairly reflect the Corporation’s financial situation and enable investors to understand the Corporation’s business and to make investment decisions accordingly.

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SCHEDULE G

DESCRIPTION OF THE RESPONSIBILITIES OF THE CHAIRS OF THE COMMITTEES OF THE BOARD OF DIRECTORS

1.1	ROLE

Each committee of the Board of Directors (the “Board”) is chaired by an independent director (the “Committee Chair”), save for the Environment, Health and Safety and Sustainable Development committee. The Committee chair is responsible for the management and the effective performance of his or her committee. He or she takes all reasonable measures to ensure that the committee fully executes its mandate.

The principal responsibilities of the chairs of the committees include the following:

Provide leadership to enhance committee effectiveness

•	take all reasonable steps to ensure that the committee works as a cohesive group and provide the leadership essential to achieve this;
•	take all reasonable steps to ensure that the resources available to the committee (in particular, timely and relevant information) are adequate to support its work;
•	take all reasonable steps to ensure that a process is in place for the assessment on a regular basis of the effectiveness of the committee and the contribution of each of its members.

Managing the committee

•	chair committee meetings and report to the Board following each committee meeting on any issues considered by the committee;
•	set the agenda for each committee meeting in cooperation with the Secretary or Assistant Secretary;
•	adopt procedures allowing the committee to conduct its work effectively and efficiently;
•	take all reasonable steps to ensure that the conduct of committee meetings facilitates discussions and provides adequate time for serious in-depth discussion of the business under consideration;
•	oversee the committee’s full discharge of its responsibilities.

1.2	PERFORMANCE ASSESSMENT

The Corporate Governance and Nominating Committee, together with the Executive Chair and the Lead Director, annually supervises the performance assessment of each Committee chair and reports to the Board on such assessment.

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SCHEDULE H

MANDATE OF THE LEAD DIRECTOR

The Lead Director is appointed by the Board of Directors of the Corporation (the "Board"). The Lead Director must be independent within the meaning of the Securities Act (Québec) and the regulations adopted thereunder. The Lead Director’s key role is to take all reasonable measures to ensure that the Board (i) has structures and procedures in place to enable it to function independently and (ii) carries out its duties in this regard effectively. The Lead Director’s responsibilities include:

•	Chairing all the meetings of independent directors;

•	Chairing the meetings of the Board where the non-independent members are in a conflict of interest or do not participate in discussions relating to an agenda item and do not participate in the vote;

•	Approving the proposed agendas for the meetings he chairs;

•	Taking reasonable measures to ensure that the meetings of independent directors are conducted in such a manner as to promote discussion and allow for the efficient and effective review and discussion of the issues submitted to the independent directors;

•	Reporting to the Chair of the Board on the discussions held during meetings of the independent directors;

•	In collaboration with the Chair of the Corporate Governance and Nominating Committee and the Executive Chair of the Board, participates in the annual self-evaluation of the directors on their efficiency and contribution;

•	Performing such other functions as may be reasonably requested by the Board or the Chair of the Board.

Performance Assessment

The Corporate Governance and Nominating Committee annually oversees the assessment of the Lead Director and reports to the Board.

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